REGULATION CF OFFERING STATEMENT

Pensacola Ventures LLC
A Florida Limited Liability Company
Class A Units
$1,000 per Unit

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Minimum Member Investment: 5 Units[1]
Maximum Member Investment: 239 Units
Minimum Total Raise: $600,000
Minimum Number of Units: 600
Total Number of Units Offered For Oversubscription: 1,200 Units
Total Raised Oversubscribed: $1,200,000

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Company is selling a minimum of Six Hundred (600) Class A Membership Units in aggregate, a Minimum Total Raise of Six Hundred Thousand Dollars ($600,000) and an anticipated Maximum Total Raise of One Million Two Hundred Thousand Dollars ($1,200,000) for oversubscription. If Company does not meet the Total Minimum Raise, then Company will return all funds to Members and their Membership will be revoked.

Investing in Company Units involves risks. See "Risk Factors." Prospective Investors should not invest in the Company if the Prospective Investor cannot afford the loss of the entire investment.

	PER UNIT	TOTAL IF OVERSUBSCRIBED
Offering Price	$ 1,000	$ 1,200,000
Finder's Fees/Commissions	$ 0	$ 0
Proceeds to Company	$ 1,000	$ 1,000

The Securities and Exchange Commission and state securities regulators have not approved these securities nor determined whether this Offering Circular is truthful or complete. Any representation to the contrary is a criminal offense.

Until Company meets the Minimum Total Raise, all funds secured through this Offering will be placed in an escrow account with a qualified intermediary, a registered transfer agent, with the Crowdfunding Portal, or such other places as allowed by law. The Company specifically anticipates using North Capital Private Securities as its escrow facilitator. Once Company meets the Minimum Total Raise, Company is permitted to transfer the funds to its operating accounts or other accounts as it deems necessary and for the purposes of Company.

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[1] Company reserves the right to lower the Minimum Investment for specific Prospective Investors on a case-by-case basis.

This Offering will end at the earlier of November 1, 2023, or the date upon which the Offering is fully subscribed. Company reserves the right to extend the Offering, or close the Offering early, in its sole discretion, by providing the appropriate notices if legally required.

Please read these Blue Sky Disclosures that may apply to you based upon your location.

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THE DATE OF THIS OFFERING CIRCULAR IS JULY 25, 2023

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Summary of Offering

Prospective Investor should read the following summary together with the more detailed information about Company and the Units being sold in this Offering and Company financial projections and related material appearing in this Offering Circular and in the documents incorporated by reference in this Offering Circular. Because this is a summary only, you should read the rest of this Offering Circular, including the documents incorporated by reference in this Offering Circular before you invest in Company Units. Read this entire Offering Circular carefully, especially the risks described under "Risk Factors." The summary below highlights some portions of this Offering but does not at all purport to provide summaries of every portion of this Offering nor is it a substitute for reading this Offering Circular and all of its Supporting Documents.

Executive Summary	
Company Information	Pensacola Ventures LLC is a newly formed company that does not have a financial history, nor any audited financial statements to provide. Company's mailing address is 3801 Mobile Hwy, Pensacola, Florida 32505. Company is a manager-managed limited liability company formed in Florida. Company consists of Class A and Class B Membership Units, but only Class A Membership Units are offered for sale through this Offering. Class B Members shall have the majority of voting authority and control of Company and shall have the exclusive authority to appoint Company's Manager.
Company Executives	The key personnel are Noah Hoffman and Tracy Tran. The Company Executives are Noah Hoffman, Tracy Tran, Munif Saza, Chat "Truman" Duong, and Pace Morby. 3801 Mobile Hwy MGT LLC shall serve as the Manager of Company.
The Property	The Property is the land plus improvement that is commonly described as 3801 Mobile Highway, Pensacola Florida 32505.
Company Objectives	The Company aims to raise funds to renovate the Property and produce income through rents collected from short term rental units.
Investor Qualifications	There are no income or net worth requirements that would preclude a Prospective Investor from investing in this Offering. However, unaccredited investors have limitations on how much they can invest in a 12-month period. Please see "Investor Suitability" for more information.
Cancellation Until 48 Hours Prior to Close	You may cancel your investment for any reason whatsoever up to 48 hours before the Closing Date. After such time, your investment is not refundable unless Company fails to meet is Minimum Total Raise.

General Offering Terms	Pensacola Ventures LLC is pleased to offer the opportunity for Prospective Investors to purchase an interest in Company for Class A, the Investor Class. Prospective Investors shall pay $1,000 per Unit with a minimum requirement of 5 Units. This Offering is submitted using the Regulation CF exemption.
Use of Proceeds	The Company intends to use proceeds to renovate the Property and rent out the 21 units as short term rental units. Proceeds from this Offering may also be used for the costs of this Offering, operational cash, Executive Compensation, capital improvements, and any other uses for the benefit of the Company in the Manager's sole discretion and business judgment.
Project Summary	The Company was created to perform value-add techniques on the Property. Company intends to hold funds for at least two years, with no end date as of yet.
Executive Compensation	The Managers, Key Personnel, Sponsors, and other Company Executives may be compensated in the following ways: a 10% Property Management Fee and a 5% Construction Management Fee
Risk Factors	Investment in Company involves numerous risks, which cannot all be forecasted, foreseen, or predicted. Some of the risks include but are not limited to: Class B shall possess the majority of control; Company cannot guarantee that it will continue meeting certain regulatory exemptions; Company cannot guarantee that it will beat competitors; Company is new and has no operating history; Company must sell its securities on a registered platform that is owned, operated, and controlled by a third party; Distributions are not guaranteed; Company does not anticipate registering these securities and thus, there likely will not be a public market to sell or transfer the securities; Members must hold their interests for a minimum of 12 months; Investors may not receive a return and may even lose their initial capital, and; the Managers, Key Personnel, and/or Company Executives may work on similar projects to Company, creating potential conflicts of interest. Please read all Risk Factors below for more information.
Distribution Terms	Distributions are not guaranteed. However, Company anticipates paying Distributions on a quarterly basis approximately 12 months after Company closes this Offering. This is Company's plan, but Manager is not required to make Distributions at all, even if Company has the financial ability. This anticipated distribution schedule is subject to change based upon numerous variables.
Restriction on Transfer	This investment is not liquid. Transfer of Units is very limited and prohibited in some scenarios. There is no public market for Membership Units, and Company is not aware of any private markets for Membership Units. Company does not plan to register these securities. Company will entertain, but it is not required to honor, redemption requests on a first come, first served basis once, a Member has held its Membership Units for thirty-six (36) months.
No Regulatory Approval	Neither the Securities and Exchange Commission nor state securities regulators have approved these securities. They additionally have not determined whether this Offering Circular is truthful or complete. Any representation to the contrary is a criminal offense.
Redemption Requests	Company is not required to honor or entertain redemption requests even if it has the liquid capital to do so. If Company Manager decides to take and honor redemption requests, they will be taken and honored on a first come, first served basis once a Member has held its Membership Units for thirty-six (36) months. See the Operating Agreement for more information on Redemption Requests.

Escrow Facilitator	Until the Company meets its Minimum Total Raise, all funds invested shall be held by the Company's escrow facilitator, North Capital Private Securities. If the Company does not meet its Minimum Total Raise by November 1, 2023, the escrow facilitator will return investors' investment funds.
Regulation Crowdfunding Portal	Company's investment platform will be Caravan Funds Portal LLC, located at Caravanfunds.com. The platform may be reached at directly at contact@caravanfunds.com

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NOTICE TO PROSPECTIVE INVESTORS

READ ALL OF THIS OFFERING CIRCULAR AND ALL EXHIBITS AND ATTACHMENTS

Information set forth in this Offering Circular with respect to the issuance of Units, pricing, and other related information assumes a purchase price of $1,000 per Unit. Company is free to conduct additional and/or supplemental Offering at different prices per unit.

Certain portions of the information set forth in this Offering Circular are confidential and proprietary and are being submitted to you solely for your confidential use. Without our prior express written permission, you may not release this Offering Circular, discuss the information contained in this Offering Circular, or make any reproduction of or use this Offering Circular for any purpose other than evaluating a potential investment in the Units.

As a recipient of this Offering Circular, you agree to promptly return to us this Offering Circular and any other document or information furnished to you by the company if you elect not to acquire any of the Units.

This Offering Circular does not purport to be all-inclusive or to contain all of the information that you as a prospective investor in the Units may desire in investigating the company. You must conduct and rely on your own evaluation of the company and the terms of this Offering, including the merits and risks involved in making an investment decision with respect to the Units.

This Offering Circular contains certain information about the company's future plans and performance. We cannot assure that the company will be able to successfully implement any of its plans or that assumptions or expectations regarding the company's future plans and performance will not materially differ from the company's present expectations. Nothing contained in this Offering Circular is or should be relied on as a promise or representation as to the future performance of the company.

This Offering is subject to withdrawal, cancellation, or modification by the company without notice. We reserve the right, in our sole and absolute discretion, to reject any subscription in whole or in part for any reason, to allot to you less than the number of Units you subscribed for, or to waive conditions to the purchase of the Units.

The Units are being offered and sold without registration under the Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state, in reliance on the exemption from registration afforded by §4(a)(2) of the Securities Act and Regulation CF promulgated thereunder and on similar state exemptions.

The Units are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the Securities Act, or any other applicable state securities laws. Units cannot be sold during the first twelve months of ownership, and your ability to sell Units after that holding period are severely limited and may not be available at all. You may be required to bear the financial risks of any investment you make in the Units for an indefinite period of time. Your principle may never be returned to you.

In making an investment decision, you must rely on your own examination of the company and the terms of this Offering, including the merits and risks involved. The sole purpose of this Offering Circular is to aid you in such an examination.

You should rely on only the information contained in this Offering Circular or incorporated in this Offering Circular by reference. Company has not authorized anyone to provide you with information that is different.

Except as otherwise indicated, this Offering Circular speaks on the date hereof, and the information contained in this Offering Circular is believed to be accurate only on the date of this Offering Circular. Neither the delivery of this Offering Circular nor any sale of Units will imply that the affairs of the company have not changed since the date of this Offering Circular or that the information contained in this Offering Circular is correct at any time after the date of this Offering Circular.

You should not construe the contents of this Offering Circular as legal, investment, or tax advice. Before you invest in Company, you should consult your own advisors regarding legal, investment, tax, and related matters.

This Offering Circular contains summaries of certain provisions of documents relating to Company and the purchase of Units as well as summaries of various provisions of relevant statutes and regulations. Such summaries are not complete and are qualified in their entirety by reference to the texts of the original documents, statutes, and regulations, which are included as exhibits to this Offering Circular or will be made available to you upon request.

This Offering Circular constitutes an offer only to selected qualified investors, and only if such investors meet the suitability standards set forth in this Offering Circular as well as the additional requirements necessary for acceptance and subscription. This Offering Circular may be used only where it is legal to offer and sell these securities.

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TABLE OF CONTENTS

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I. PENSACOLA VENTURES LLC

Pensacola Ventures LLC is a Florida Limited Liability Company formed on August 22, 2022. Company consists of Two Classes, Class A and Class B. Class A Units are the only Units offered through this Offering and Class B Units are not offered through this Offering. Company is a newly formed company which does not specifically have any operating history or past.

This Offering refers to Pensacola Ventures LLC throughout this Offering Circular as “we,” “the company,” “Company,” or “our.” Company’s principal executive offices are located at 3801 Mobile Hwy, Pensacola, Florida 32505. Any information on Company website is not intended to be a prospectus or other securities offering document and does not constitute a part of this Offering Circular.

This Offering refers to “investor”, “prospective investor”, “you” and similar words. Nothing shall be read as guaranteeing admission to Company. A person does not become a Member of Company unless the meet the Investor Suitability requirements and are admitted by Company Manager as a Member of Company.

The total anticipated Maximum Total Raise for oversubscription is $1,200,000 and the Minimum Total Raise is $600,000.

ORGANIZATION CHART


Pensacola Ventures LLC
Florida
SPONSORS
Noah Hoffman
Munif Saza
Tracy Tran
Chat Duong
Pace Morby
Investor Class
Class A
70% Distributions
No Voting
Management Class
Class B
3801 Mobile Hwy MGT LLC
100% Voting
30% Distributions

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II. THIS OFFERING

Initial Maximum Total Investor Class Units Offered:	1,000 Units
Offering Price Per Unit:	$1,000
Total Proceeds Raised By this Offering if fully subscribed:	$1,200,000
Minimum Total Raise	$600,000
Sales Commission:	$0
Portal Expense:	$18,000 (estimated)
Expenses of this Offering:	$50,000 (estimated)
Net Proceeds of this Offering:	$1,132,000 (estimated)
Use of Proceeds:	The Company intends to use proceeds to renovate the Property and rent out the 21 units as short term rental units. Proceeds from this Offering may also be used for the costs of this Offering, operational cash, Executive Compensation, capital improvements, and any other uses for the benefit of the Company in the Manager's sole discretion and business judgment.
Market:	Restricted Securities — No Public Market — Not Transferrable — Legended
Registration Rights:	None
Distribution Policy:	Company seeks, but is not required, to make Distributions on a quarterly basis starting approximately 12 months after Company acquires its first asset, if advisable based upon Manager's sole business judgment. Distributions are not guaranteed and Manager is not required to declare Distributions, even if Company has the financial means to do so.

This Offering covers the private sale by Company a maximum of up to One Thousand (1,000) Units and a minimum of Six Hundred (600) Units. If Company does not sell its Minimum Total Raise of $600,000 by the Closing Date of November 1, 2023, 2 P.M. Eastern Time, Company will refund all Members and take back their Membership. Company reserves the right in its sole and absolute discretion to reject any Prospective Investor's admission into Company and purchase of the Units. The Offering may close at any time, even if the Maximum Total Raise has not been met, in Manager's sole discretion. If Manager seeks to close this Offering before the stated Closing Date, Manager will provide five days' notice on its website or portal of the early close. The Offering timeline may be extended at Manager's sole discretion, and the maximum raise may be increased or decreased at

Manager's sole discretion as well, so long as within the confines of the law. In the event of an increased raise, neither Prospective Investors nor actual Members shall have any priority or preemptive rights to purchase the additional Membership Units.

The Company was created to perform value-add techniques on the Property. Company intends to hold funds for at least two years, with no end date as of yet.

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III.   RISK FACTORS

The purchase of the Membership Units involves a high degree of risk to the Prospective Investor including certain risks relating to regulatory, operating, tax, and investment matters. Prospective Investors for Membership Interests in the Company should give careful consideration to the following risk factors contained herein. An investment in the Company for a Membership Interest involves risk and is suitable only for persons of financial means who have no need for liquidity in investments and who can afford the possible loss of their entire investment. Prospective Investors should consult with their own professional advisor(s) to consider carefully the following risk factors, which are not exhaustive by any means, the Operating Agreement, any and all Supporting Documents, and the Company. **YOU MAY NEVER SEE ANY RETURN ON YOUR INVESTMENT. YOU MAY LOSE ALL OF YOUR INVESTMENT.**

A. **Real Estate Risks**

1.   Risks of Real Estate in General.
The risks and benefits of investment in real estate depend upon many factors over which Company has little or no control, including, without limitation, (i) changes in the economic conditions in the country in general and in the area in which Company's real property is located, which changes could give rise to a decrease in local demand, an increase in local supply of land, an increase in unemployment, a change in the characteristics of the area in which the real property is located, or a restrictive governmental regulation, (ii) various uninsurable risks, (iii) increases in the costs in excess of the budgeted costs, and (iv) the continuing advance of certain provisions of the federal tax laws. There may be additional factors or risks that Company cannot even anticipate due to the novelty of the risk, the novelty of the harm, the infinite variables that can occur to create unforeseen risks, and numerous other factors.

2.   Appeal of the Real Estate Assets.
A major risk of owning any property is its appeal. The appeal to prospective tenants and/or buyers of any given property depends, among other things, upon unpredictable public tastes and such appeal cannot be predicted in advance with any degree of certainty. While the experience and talent of the persons involved with a property generally improve the chances of any given development project achieving success there can be no assurance that any particular property will appeal to prospective buyers. Manager's asset choices may prove to never be attractive to potential tenants and/or may lose any attractiveness that may have been present.

3.   Competition.
Company expects to encounter competition from others in the area, and a certain number of competitors are likely better capitalized and more established in the market. The investment in competing assets may have been materially lower than Company's anticipated costs, thus permitting the owners to charge lower rates than those anticipated to be sought by Company. Company cannot guarantee that it will "win" against competitors nor does Company represent that it has competitive

CONFIDENTIAL

advantages over any actual or potential competitors.

4. <u>Economic Uncertainties.</u>

The success of the Company will depend upon numerous factors, which are beyond the control of the Manager or Company and cannot be predicted accurately at this time or ever. Such factors include general and local economic conditions, national and global economic conditions, increased competition, inability to prevail in competition, the solvency and reliability of financial institutions, decline in pension funds or other retirement accounts, increased construction costs, changes in demand, general market conditions, population, demographics, and limitations, which may be imposed by government regulation.

5. <u>Extenuating Circumstances and Force Majeure-type events.</u>

Global and/or local conditions including but not limited to: war, riots, earthquakes, hurricanes, lightning, floods, famines, natural hazards, energy blackouts, new legislation, strikes, lockouts, epidemics, pandemics, terrorist attacks, grounding of air travel, embargos, threats, states of emergency, and other acts of God, acts of Nature, labor issues, supply issues or any other issues that affect the economy, supply chain, and similar items. These conditions present a situation to where materials, labor, permitting, and other items required for success of a Company asset may delayed or impossible to procure for a time. These may cause delays in returns, dramatic depression in value of asset after Company purchases, increase in acquisition costs, increase labor and materials costs, and many other delays or additional costs that due to their nature, Company cannot accurately or readily predict.

6. <u>COVID-19 Makes the Economy Extremely Unpredictable</u>

COVID-19 has changed the world we live in. It has unfortunately caused many deaths and shut down many businesses. The economy and markets are always unpredictable, but we can often look to the past and make reasonable estimates. COVID-19 is unlike anything that most have experienced in their lifetimes. With that, comes great uncertainty and many risks to all aspects of life and business. Numerous unexpected delays, cost increases, lack of resources, and other unfavorable situations may arise due to this disease, all of which may be detrimental to Company.

7. <u>Climate Change May Affect Company's Plans</u>

Climate change and global warming are changing the way business is conducted. Further, the issues may cause legislative or regulatory changes that Company cannot readily predict. Some potential changes might include carbon emission offsite requirements and green building/operational standards among other things. Additionally, climate change could affect the useability, desirability or other aspects of Company's assets and/or the location in which those assets are situated. All of these and numerous other unforeseeable changes due to climate change and global warming may alter Company's projections an increase costs, increase times, lower feasibility of Company's plans, as well as many other undesirable outcomes spurred by climate change and global warming.

8. <u>Inability To Accurately Predict Market Price</u>

Economic markets can change dramatically due to numerous variables. No one, including Company, can fully accurately predict what an economic market may or may not do. Investing is risky and unpredictable. Market conditions may reduce the anticipated returns. Operational costs may be higher than anticipated. Further, there could arise a scenario where Company cannot rent nor sell its assets.

B. <u>Operating Risk.</u>

1. <u>Company is a Newly Formed Company With No Operating History.</u>

The Company's proposed operations are subject to all business risks associated with new enterprises. Company has no financial records nor audited financial records for Prospective Investors to review. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business and operation in a competitive industry. There is a possibility that the Company could sustain losses in the future. There can be no guarantees that the Company will operate profitably.

2. <u>Likelihood of Success-Business Risks.</u>
The likelihood of success of the Company must be considered in the light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the acquisition, operation, and sale of Company assets. There can be no assurance the Manager's investment decisions will make Company profitable, make Company able to pay its anticipated returns, or even keep Company solvent.

3. <u>Dependability of Assumptions.</u>
The description of the contemplated results of the operations of Company described in this Offering Circular are based on various assumptions concerning many facts over which the Company has no control, including, without limitation: (a) The continuing advantages of certain provisions of the Federal Income Tax laws and of certain local tax laws; and (b) The management capabilities, and investment know-how of the Manager.

4. <u>Manager is a New Entity with No Operating History.</u>
Manager is a newly formed entity with no operating history nor financial statements to review or audit. Although the Manager has no operating history, its officers and directors possess relevant experience. The Company cannot, however, assure that it will be profitable or that the Manager will be able to perform its duties successfully.

5. <u>Limited Transferability.</u>
The Units have not been registered under the Securities Act of 1933, as amended (the "Act"), or under the securities laws of any state and there is no anticipation as of the date of the Offering Circular to engage in such registration. The Units are being offered and sold in reliance upon exemptions from registration thereunder, including the exemptions from federal registration for Regulation CF. As a consequence of the restrictions on subsequent transfer imposed by these exemptions, the Units may not be subsequently sold, assigned, conveyed, pledged, hypothecated or otherwise transferred by the holder thereof, whether or not for consideration, except in compliance with the Act and applicable state securities laws. There will be no public market for the Units following termination of this Offering and it is not expected that a public market for the Units will ever develop. Members must expect that their only benefit or profit in owning Units, if there is any benefit or profit at all, will come from the anticipated, but not guaranteed, returns through membership distributions discussed herein. Prospective Investors should not purchase Units with the hope, plan, aim, or goal of selling the Units.

6. <u>Restriction on Transferability of Units.</u>
Company, the Manager, Operating Agreement, and this Offering places restrictions on the transfer or assignment of Membership Units. Any Member who desires to transfer a Unit in the Company in accordance with the terms of the Operating Agreement, if allowed at all, will nevertheless be prohibited from transferring said Unit except in compliance with all applicable federal and state securities laws. Further, transfer requires approval by Manager and potentially other approvals required as proscribed in the Operating Agreement. The Units have no public market. The Units are offered and sold in accordance with one or more exemptions from registration under the Securities Act and without qualification or registration under the securities laws of any state. Consequently, the

Units that Prospective Investor would be purchasing may not be sold, transferred, or hypothecated without registration under the Securities Act and applicable state laws or without an exemption from such registration or qualification. The Units that you will receive will bear a legend restricting their transfer. Company is not required to remove the legend on these securities. Accordingly, Investors in the Company should be prepared to remain Members until the termination of the Company. If a Member seeks to sell their interest, that Member must ensure that such a sale complies with SEC Rule 144(a) regarding selling restricted transfers. A Member seeking such transfer will be responsible for any costs incurred with Company permitting such transfer. Again, for the sake of clarity, Company is not required to permit any transfer of this sort, and nothing in the Offer or this specific clause shall be construed otherwise.

7. <u>Reliance on Security Registration Exemptions</u>

Because purchasing Membership Units is likely considered a security, Company must rely on exemptions so that Company is not required to register its offering. Company is specifically relying on SEC Regulation CF as its exemption from requiring it to register its securities. Regardless, should the exemptions that Company intends to rely on for registration exemption not be applicable or allowable for Company, Company may be required to register which is costly and both time and resource consuming.

8. <u>Management Decisions.</u>

The Manager is vested with the exclusive authority as to the management and conduct of the business and affairs of the Company. The success of the Company depends, to a large extent, upon the management decisions made by the Manager. Prospective Investors must complete its own due diligence and satisfy itself with the risk and Manager's fitness for management before pursuing this investment.

9. <u>No Business Appraisal of the Units.</u>

The Offering price per Unit was unilaterally and arbitrarily determined by the Manager based upon acquisition costs, estimated operating expenses, estimated fees to be paid and estimated Offering expenses. Notwithstanding, Manager believes that the Offering price is competitive. The Offering price does not constitute a guarantee of future return, future value, or minimum future value. Company reserves the right to change the terms or price of the Offering, even after investments are received.

10. <u>Offering Price is not a valuation.</u>

The Offering Price of the Units Company offers was determined by Management based on a number of factors, including our estimates of business potential and earnings prospects, the consideration of the above factors in relation to market valuations of comparable companies, and the current condition of the market and economy as a whole. Company has and will not obtain an independent valuation from, and have not otherwise consulted with, any investment banks or financial consultants in determining the Offering Price. Accordingly, the Offering Price of the Units should not be considered a determination of the actual value of the Units.

11. <u>Company May Not Generate Enough Liquidity to Satisfy IRA Requirements</u>

Any potential investor who intends to purchase Units for its IRA and any trustee of an IRA or other fiduciary of a retirement plan considering an investment in our Units should consider particularly the limited liquidity of an investment in the Units as they relate to applicable minimum distribution requirements under the Internal Revenue Code. If the Units are still held and the Company's underlying assets and Property have not yet been sold or refinanced at such time as mandatory distributions are required to commence to an IRA beneficiary or qualified plan participant, applicable provisions of the Internal Revenue Code and regulations may require that a distribution in kind of the Units be made to the IRA beneficiary or qualified plan participant. Any such distribution in kind of Units must be included in the taxable income of the IRA beneficiary or qualified plan participant for the year in which the Units are received at the fair market value of the Units without any corresponding cash distributions with which to pay the income tax liability arising out of any such distribution.

C. Special Risks of the Company Form and Membership Units.

1. No Right to Manage.

Investor Class Members are not permitted to take any part in management or control of the business or affairs of the Company, solely by way of their Membership, except as specifically provided for in the Operating Agreement. Class B is the only class with authority to appoint a manager of the Company to supervise day-today operations of the Company. The Operating Agreement vests exclusive control and management of the Company in the Manager. The Operating Agreement allows for a non-Member to manage Company. At this time, Company anticipates that the Manager shall be the sole Class B Member of Company. Investor Class Members have no right to participate in the management of Company except for only those matters which are specifically reserved by applicable law or in the Operating Agreement to require a vote of the Members. Accordingly, Company will be completely dependent on the Manager and its affiliates to manage the business of Company.

2. Investor Class Members Will be Minority Owners.

At all times, Class B possesses a minimum of 51% of Company's vote. Even more, in accordance with the Operating Agreement, Class B has exclusive voting authority on many issues such as the selection of Management. Thus, in most cases, Investor Class Members will have no authority at all to vote. In the cases that Investor Class Members do have voting authority, it is likely that Class Class B's collective vote will overrule all of Investor Class's vote, even if all Investor Class Units vote unanimously on an issue. Prospective Investors should understand that they likely will not possess the power to compel Company or Management to change its decisions in most cases.

3. Manager is Not Exclusive

Manager may perform similar duties for other entities, even if such entities are in competition with Company. The Manager's power and authority is subject to the limitations set forth in the Operating Agreement. The Manager shall serve as Manager until resignation. Its successor is appointed as provided in the Operating Agreement. Manager will likely have a relationship and be affiliated, in the general sense, with Company, Sponsor, or other Members. Manager may also procure contracts with third parties that are beneficial to Company. These third parties also may not be contracted at an arm's length.

4. Limited Liability Company Formalities.

Limited Liability Companies (LLC) have a very flexible form of management. Save for requirements in an LLC's operating agreement, most LLCs are not legally required to have a board of directors, board of advisors, annual meetings, nor other business formalities that are often legally required for c corporations and other entity forms. While Company will make strong efforts to work in the best interests of Members as well as keep members informed, Prospective Investors must understand that the amount of required disclosures, formalities, and transparency is of a less legally heightened nature in LLCs when compared to those requirements of c corporations or other entity forms. Prospective Investors should not expect the same level of disclosure, formalities, nor information-sharing as other entity-types may have.

5. Loss of Key Personnel Will Be Detrimental to Company

The Company's success is highly dependent upon the continued services of key personnel and executives. We believe that the Company's future success depends, in large part, upon the ability of the Manager and its affiliates to hire and retain or contract with highly skilled managerial and operational personnel.

6. <u>Payment of Fees to Managers and Executives</u>

The Company will owe various Management/Executive fees which are deemed expenses and are paid before Distributions. In addition, the Company will pay property management fees, which may be made to an affiliate of the Manager. The payment of these fees will decrease the amount of distributable cash available to pay the Members. No Member will have the right to decrease these fees even if the payment of the fees has a negative effect on the Company's financial condition.

7. <u>Limitation of Manager's Liability.</u>

The Manager, its affiliates, its officers, owners, directors, employees, and agents will not be liable to any Member, and the Company will indemnify the foregoing against any and all liabilities or damages, including attorney fees incurred by them by virtue of the performance by any of them of the duties of the Managers acting as Managers in connection with Company's business, so long as such person acted within the scope of its, his, or her authority, in good faith on behalf of the Company, and in reliance on some form of reasonably sound business judgment, but only if such course of conduct does not constitute gross negligence, fraud, and/or willful or intentional misconduct. Under the terms of the Operating Agreement, the Manager, its affiliates, and its officers, owners, directors, employees, and agents will not be liable for any loss or damage to Company property caused by any occurrence beyond the control of the Managers. A Member may have a more limited right of action against the Managers than would be available absent indemnification provisions contained in the Operating Agreement. This indemnification provision further means that if a Member sues Manager, Company and the funds raised shall pay for Manager's defense in accordance with these terms, potentially even if Manager ultimately loses the lawsuit.

To the fullest extent allowable by law, nothing prohibits Manager from performing similar services for other entities. Manager's services are not exclusive to Company. To be clear, it is likely that Manager and/or entities and/or individuals that are closely related to Manager may perform similar tasks for other companies.

8. <u>Anonymity of Members</u>

All Members are permitted to view the Capital Accounts record pursuant to the terms of Company's governing documents. Upon admission to Membership in Company, Members shall be assigned a Membership Identification Number. Company will make best efforts to only disclose this number to the respective Member unless required to do so by a valid government order. Thus, Membership Identification Numbers shall generally be confidential unless a particular Member divulges its own Membership Identification Number to someone, and Member Identification Numbers will likely be the only way that a given Member identifies a different Member. While a Member Identification Number will show when a Member became a Member, how many Units the Member owns, the Class of Units, and the date of purchase, it is not likely that a Member's government name will be available to other Members of Company. Incidental, accidental, or inadvertent disclosure by Company and/or its agents shall not be a breach of this Agreement nor create any liability against Company and/or its agents. The Capital accounts record will keep track of the Capital Accounts of all Members but will provide that information based upon Membership Identification Numbers and no other identifying information. All Members, upon the terms of governing documents, shall have access to the Capital Accounts. But, other than Manager, it is foreseeable that no Members will know who the other Members of this Company are. Prospective Investor acknowledges this Membership anonymity. Company or its agents shall use best efforts to keep this information anonymous but shall not be liable for any inadvertent lapse. This shall not be read as an absolute duty by Manager or Sponsor to keep Members anonymous, and inadvertent disclosure or intentional disclosure, if Manager deems necessary, shall not subject Manager or any entities in a similar organizer or management role to liability. **Understand, you likely will not know the government identity of other Members in Company.**

9. <u>Securities Law Compliance.</u>

This Offering has not been registered under Securities Act of 1933, as amended (the "Act") or any applicable state securities laws such state laws. There is no assurance that the Offering presently qualifies or will continue to qualify under such exceptive provisions due to, among other things, the adequacy of disclosure, the manner of distribution of the Offering, the existing of similar offerings conducted by the Company, or the retroactive change of any securities or regulations. If suits for rescission are brought against the Company under the Act or laws, both capital and assets of the Company could be adversely affected. Further expenditure of Company time and capital in defending an action by investors, the Securities and Exchange Commission, or state regulators, even if the Company is ultimately exonerated, adversely affect the Company's ability to profitably develop the Property.

10. <u>Issuance of Additional Securities.</u>

While Company cannot compel capital calls and additional capital contributions of current Members, Company does have the authority to issue additional Investor Class Membership Units. It is possible that the issuance of additional Investor Class Membership Units will dilute current Investor Class Members. As a result, if/when Company makes Distributions to Investor Class Members, if Company has issued more Investor Class Membership Units, the prorata Distributions may be lower.

11. <u>Company Has Authority to Create Multiple Classes of Membership Units.</u>

Ownership in Company is expressed based upon Membership Units. Holding Membership Units of a given Class of Membership gives that Member certain rights. Company has authority to create additional Classes of Membership that have different rights, and potentially better rights than a different Membership Class. Further, Company has the authority to allocate returns of a given asset solely to a specific class or classes. In such a scenario, one or more Membership Classes may share in the gains or losses of a given asset while other Membership Classes do not share in such gains or losses.

D. **Tax Risks.**

No representation or warranty of any kind is made by the Managers, the Company, or counsel to the Managers or the Company with respect to any tax consequences relating to the Company, or the allocation of taxable income or loss set forth in this Offering Circular or the Operating Agreement, and each Investor should seek its own tax advice concerning the purchase of an Interest.

1. <u>Suitability of the Investment to the Investor.</u>

It is hoped that the Company will produce taxable income to its Investors. However, it is not guaranteed that Company will have any income or revenue at all. Because of the 1986 Reform Act, in the event taxable loss is produced by the Company in any year, depending on Investor's financial position and other investments, such losses may not be used by Investor to avoid tax exposure. Investor should consult with a tax professional in this instance.

2. <u>Federal Income Tax Risks.</u>

a)   Necessity of Obtaining Professional Advice

THERE IS NO GENERAL EXPLANATION OF THE FEDERAL INCOME TAX ASPECTS OF INVESTMENT IN THE COMPANY CONTAINED IN THIS OFFERING CIRCULAR, AND ACCORDINGLY, EACH INVESTOR IS URGED TO CONSULT SUCH INVESTOR'S OWN TAX INVESTMENT AND LEGAL ADVISORS WITH RESPECT TO SUCH MATTERS AND WITH RESPECT TO THE ADVISABILITY OF INVESTING IN THE COMPANY. The income tax consequences of an investment in the Company are complex, subject to varying interpretations, and may vary significantly between Investors depending upon numerous personal factors and variables such as sources of income, investment portfolios, and other tax considerations. A Prospective Investor should consider the tax effects of becoming a Member with its professional advisors. Each Prospective Investor should, at its own expense, retain, consult with, and rely on its own advisors with respect to the tax effects of its investment in the Company. In addition to considering the federal income tax consequences, each Investor should also consider, with its own advisors, the state and local tax consequences of an investment in the Company. No representations are made as to any federal, state, or local tax consequences resulting from an investment in the Company, and no assurances are given that any deduction or other federal income tax benefits will be available to Members in the Company in the current or future years. No information contained in this Offering or any Supporting Documents shall be deemed as tax advice. Company has retained its own legal, tax and other business professionals in preparation of these documents and this Offering. Professionals retained by Company solely represent the interests of Company and not necessarily the interests of any individual Members or Prospective Investors. All Prospective Investors and Members should consult with their own, independent professionals should there be any legal, investment, business, tax, or other concerns.

b)   Company Tax Status.
Although the Managers believe that the Company will be treated as a partnership for federal income tax purposes, such treatment cannot be assured. If the Company were to be classified as an association taxable as a corporation, the tax status of the Company and the Members would be adversely affected, and any tax benefits expected from an investment in the Company may be lost.

c)   Tax Law Changes.
The existence and amount of particular credits and deductions, if any, claimed by the Company may depend upon various determinations and allocations, characterizations of payments, and other matters which are subject to potential controversy on factual as well as legal grounds. Changes in the Code and official interpretations thereof after the date of this Offering Circular may eliminate or reduce any perceived tax benefits from an investment in the Units. There can be no assurance that regulations having an adverse effect on the Members will not be issued in the future and enforced by the courts. Any modification or change in the Code or the regulations promulgated thereunder, or any judicial decision, could be applied retroactively to any investment in Company. In view of this uncertainty, Investors are urged to consider ongoing developments in this area and consult their advisors concerning the effects of such developments on an investment in Company in light of their own personal tax situations.

d)   Distributions.
It is possible for a Member to have income reported on its federal income tax return although no cash (or cash in an amount less than is reported as income) is distributed to it. It is also possible for a Member to have a loss reported on its federal income tax return, even though cash is distributed to it (which will be treated as a reduction of its tax basis for its interests). If a major capital transaction should occur with respect to Company, a Member will be deemed, for tax purposes, to have received a distribution of money in the amount of its Unit of any debt of Company that is assumed or canceled. The tax upon income allocated to the Members could exceed cash flow and net sale proceeds distributed to Members and, to the extent of the excess, the payment of such taxes will be out-of-pocket expenses to Members.

e)   Risk of Audit.
Information returns filed by Company are subject to audit by the IRS. An audit of the Company's returns may lead to adjustments of a Member's return with respect to items other than those relating

to the Member's investment in the Company, the costs of which would be borne by the affected Members.

The Managers, as the "tax matters Members" of the Company, may, under certain circumstances, represent and bind all of the Members for certain tax-related issues. Any adjustment made to the Company's or a Member's return could result in the affected Members being subject to an imposition of interest, additional taxes and/or penalties. While the Managers and Tax Matters Members are entities, due to IRS requirements, an individual in its representative capacity of one of the Managers may be required to sign certain documents. Prospective Investors and Members agree that such Members, signing in a representative capacity, shall not be personally nor individually liable for any documents signed with Manager authority.

f)   Withholding.
Certain tax regulations or other laws may require Company and/or Manager to withhold distributions or other proceeds from some Members due to their unique circumstances while not requiring withholding from other Members. Manager will comply with all legal withholding requirements. Members are admonished that Manager's adherence to legal, tax, and other requirements may result in that Member ending up in a less-favorable scenario than differently situated Members. Particularly, Members that are foreign investors may be subject to withholding. Even more, a scenario could arise where certain tax regulations subject Company money to withholding, creating less money for Company's operation and/or Distribution.

g)   No Tax Ruling.
Company will not seek a ruling from the Internal Revenue Service (the "IRS") as to any aspects of the Offering and will rely on the opinion of the Managers and their legal and accounting counsel with respect to its classification as a limited liability company for Federal income tax purposes.
THESE STATED RISKS ARE NOT EXHAUSTIVE. COMPANY CANNOT ACCURATELY PREDICT EVERY SINGLE RISK OR POTENTIAL RISK

This information is provided for evaluation purposes only. Prospective Investors must consult their own, independent professionals for an evaluation of the merits, tax implications, legal implications, financial implications, individual suitability, risks, and other outcomes and/or consequences inherent in this investment.

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IV.   CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements within the meaning of the federal securities laws, which involve risks and uncertainties. These forward-looking statements are not historical facts but rather are based on current expectations, estimates, and projections about our industry, our beliefs, and certain assumptions. Company uses words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and variations of these words and similar expressions to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties, and other factors, some of which are beyond Company control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this Offering Circular. You should not place undue reliance on these forward-looking statements, which reflect our management's view only on the date of this Offering Circular. Company undertakes no obligation to update these statements or to release publicly the result of any revision to the forward-looking statements that we may make to reflect events or circumstances after the date of this Offering Circular or to reflect the occurrence of unanticipated events.

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V.   USE OF PROCEEDS

The net proceeds to Company from the sale of all of the Units offered hereby, after deducting estimated expenses of this Offering in the amount of $50,000 are estimated to be approximately $1,132,000. The following represents Company's best estimate of how the proceeds of this Offering will be expended. Company reserves the right to redirect any portion of the funds among the items referred to below that Company management considers being in the best interests of Company. Upon a Member's subscription and payment, Company shall deposit those funds in its general operating account. Company anticipates that the net proceeds of this Offering will be used over a period of 24 to 60 months.

The Company intends to use proceeds to renovate the Property and rent out the 21 units as short term rental units. Proceeds from this Offering may also be used for the costs of this Offering, operational cash, Executive Compensation, capital improvements, and any other uses for the benefit of the Company in the Manager's sole discretion and business judgment.

///FINANCIAL PROJECTIONS ON FOLLOWING PAGE///

A. Financial Projections

The Company prepared general financial projections based on its strategy and assessment of market conditions as well as certain other assumptions set forth before the projections. The Company has reviewed them believes that the projections are reasonable but cannot assure that the projected results will be realized.

Below is a projection of the Company's financial outlook:

CONSTRUCTION STARTED IN NOVEMBER 2022, FIRST 4 HOUSES READY JUNE 2023, REMAINING 16 HOUSES WILL BE DONE IN EARLY 2024					
Projected Income and Expenses on all 20 units					
			Limited Partners own 70% of the asset receiving an approximate $170,940/year		
MONTHLY INCOME	$50,000		General Partners will own 30% of the asset receiving an approximate $73,260/year		
On-site staff	-$4,500		Each 1/3 block of GP's will receive an approximate $24,420 / year		
Management	-$5,500				
Electricity	-$1,800				
Water	-$750		REPAIR BUDGET FOR 20 TINY HOUSES		
Garbage	$900		Foundation	$10,000	
Cleaning	-$9,000		Sub-Flooring	$40,000	
Maintainence	-$4,000		Vynyl and baseboard	$60,000	
Landscaping	-$900		Doors	$10,000	
Insurance	-$1,250		Windows	$20,000	
Property Taxes	-$350		Bathrooms	$120,000	
Business Taxes	-$2,500		Electrical	$40,000	
Projected Monthly Profit	$20,350		Plumbing	$130,000	
Cash on Cash Return = 9.4%			AC	$60,000	
For Every $53,000 invested, $4982 Yearly return is projected			Frame, Wall & Ceiling	$40,000	
For Every $10,000 Invested, a $940 yearly return is projected			Painting	$30,000	
			Frame & Plywood for roofing	$20,000	
			Roof	$40,000	
			Kitchens	$120,000	
			Exterior repairs	$40,000	
			Exterior painting	$20,000	
			Cut trim trees, demo cleanup	$30,000	
			Fence, Gate, Landscape	$100,000	
			Furnishing and setup	$100,000	
			CONSTRUCTION & SETUP	**$1,030,000**	
			PURCHASE COST & FEES	**$668,000**	
			TOTAL	**$1,698,000**	
506 C funds recieved 2022/2023	$954,000				
Debt received (will repay with Reg CF)	$100,000		Minus amount raised im 506C	-$954,000	
			From Reg CF	$744,000	

The preceding is purely an estimate. The Company cannot guarantee any financial projections, estimates, and/or any similar hypothecations.

B. Financing

After approximately 5-8 units are renovated and show a consistent increased rental income, the Company anticipates acquiring a loan in order to pay back investors. The Company likely will not finalize financing details until shortly before it closes on a given asset. Thus, the Company cannot currently provide specific loan details to Prospective Investors and Prospective Investors that become Members may not be privy to that information once a Member either.

C. Estimated Length

Company anticipates holding funds for no less than 24 months and potentially as long as 60 months. This is only an estimate and the hold period could be longer or shorter.

VI.   DETERMINATION OF OFFERING PRICE

The offering price of the Units that Company offers was determined by Management based on a number of factors, including our estimates of business potential and earnings prospects, estimated value of our tangible assets and intellectual property, the consideration of the above factors in relation to market valuations of comparable companies, and the current condition of the market and economy as a whole. We have not obtained an independent valuation from, and have not otherwise consulted with, any investment banks or financial consultants in determining the offering price. Accordingly, the offering price of the Units should not be considered a determination of the actual value of the Units.

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VII.   DESCRIPTION OF BUSINESS

A. General Company Profile

Company is a newly formed Florida limited liability company. Company consists of two Membership Classes: Class A and Class B. Class A is the only class offered through this Offering is referred to as the Investor Class. Class B shall have the majority of voting rights and management for Company.

B. Investment Plan

Company will use the funds raised in this Offering to pay for the expenses of the Offering, to cover day to day operational costs, to pay for capital improvements, to purchase furniture, fixtures, and equipment, and other expenses as deemed necessary and helpful by the Manager. The primary objective and use of the funds for this Offering is to complete renovations and capital improvements on the Property. The Company's goal is to own a portion of and manage a short-term rental property. The Company seeks that its short-term rental efforts will generate positive cashflow.

C. Principal Executive Office

Company's principal executive office is located at 3801 Mobile Hwy, Pensacola, Florida 32505.

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VIII.   MATERIAL LEGAL PROCEEDINGS

No pending litigation or proceeding involving a Sponsor, Manager, officer, Executive, or other agent of Company currently exists as to which indemnification is being sought. Company is not aware of any threatened litigation that may result in claims for indemnification by any Sponsor, Manager, officer, Executive or other agent of Company.

A. Notice of One Company Executives' Previous Bankruptcy

The Company, in an abundance of caution and the spirit of transparency, hereby discloses that Company Executive, Tracy Tran, the Asset Manager, filed for bankruptcy in 2012. The bankruptcy was fully discharged and is no longer pending but the Company again provides this information in the spirit of full disclosure.

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IX.   MANAGEMENT'S PLAN OF OPERATION

Management's Plan of Operations and other parts of this Offering Circular contain forward-looking statements that involve risks and uncertainties. Company's actual results may differ materially from those discussed in this Offering Circular. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," as well as those discussed elsewhere in this Offering Circular.

A. Management's Plan of Operation

The Company shall use the funds through this Offering to renovate the Property and/or partake in other actions to increase the value of the asset. Through Company's efforts, it hopes to stabilize vacancies and increase rental income with short-term rentals. From there, Company plans to exit and sale the Property in no less than two years. These are the plans that Company anticipates but numerous variables may make these plans impossible, impractical, inefficient, or undesirable. Company's Management will keep a pulse on Company, Property conditions, and market conditions in deciding the best steps forward for Company

Company anticipates, but does not guarantee, paying Distributions on a quarterly basis starting as soon as 12 months after Company acquires its first asset. Distributions are not guaranteed. Distributions will be made in Company's sole discretion. Manager has the freedom and discretion to withhold and not declare Distributions for any reason within its sole business judgment.

These are Company's anticipated operational plans at this time. These plans are subject to change and Company nor its Management are responsible to provide an ongoing or updated operational plan.

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X.   MANAGEMENT

A. Company Promoters & Executive Team

Pensacola Ventures LLC Company Executives at the date of this Offering Circular are as follows:

NAME	POSITION	DATES
Noah Hoffman	Managing Executive	8/22/22-present
Tracy Tran	Asset Manager	8/22/22-present
Munif Saza	Key Person	8/22/22-present
Chat "Truman" Duong	Key Person	8/22/22-present
Pace Morby	Advisor	8/22/22-present

B. Company Manager

Company will be managed by 3801 Mobile Hwy MGT LLC. Investors are admonished that Management was not necessarily selected or contracted at an arm's length. Management is an interested party, even if not directly. The individuals and/or entities that make up the Manager are not prohibited from becoming Members of Company as well.

C. Company Executive Disclosures

In an abundance of caution and the spirit of transparency, the Company hereby discloses that Asset Manager Tracy Tran previously filed Chapter 13 Bankruptcy in 2012.

D. Company Executive Biographies

1. Noah Hoffman

Noah Hoffman has setup and managed 70 Airbnb continuously since June 2012. He currently manages over 50 Airbnbs and owns 20 rentals - 14 of which are Airbnbs and 6 of which are long term rentals. Noah Hoffman has generated $3Million+ in short term rental revenues.

2. Tracy Tran

For more than 20 years, Tracy Tran has been heavily involved in the residential & Commercial real estate industry – in both brokerage and investments.

Ms. Tran, a top producer as a real estate agent and mortgage broker, was affiliated with multiple lenders, brokers, and residential and commercial builders. Ms. Tran has for more than 15 years been a leader in the marketing, buying, selling, flipping, Wholesale, trading and management of real estate properties.

Ms. Tran brings an impressive blend of education, experience, management and unique skills to the table for the projects to fixing & flipping, STR, wholesaling in creatively, she is a highly effective communicator and leader and knows how to find just the right real estate projects for her company & investors' needs. She is skilled in all creative deals, funding solutions for real estate investment projects.

As a business owner, Ms. Tran's credentials were also quite impressive. She had operated businesses that generated more than $10 million in annual revenue. She had also owned residential, multi-unit housing, and shopping centers valued at nearly $50 million.

Ms. Tran recognizes that, with the move of major corporations to DFW Texas, there is a Texas-size need for land development and the construction of thousands of RV/Tiny Homes/ Mobile Home Parkes & new homes in demand markets. She is now offering new investment opportunities to her investors in land development in the high growth areas of Texas.

3. Munif Saza

Munif Saza is a full time Cyber Security Engineer overseeing Identity and Access Management for a $5 Billion contract. Munif owns a real estate wholesaling company that averages 5 contracts per month. Munif was a Silver medal winner at 2021 Closers Olympics and is a public figure on the streaming platform Twitch (www.twitch.tv/the_takeaway). On Twitch, Munif streams live seller calls and podcasts with other public figures. He has experience with short term rentals, fix and flips and buy and hold.

4. Chat "Truman" Duong

Truman has over 5 years of intensive experience in the construction industry, both residential & commercial. He is dependable and hard working. He has served a construction superintendent, project manager, trainer, and creative planner. Truman Duong has been heavily involved with strong hands-on management with many fix & flips, STR, LTR projects for his clients & himself. His strong-team works from start to finish on each of his assigned projects, on time & effectively within budget.

Truman has excellent skills to delegate and manage his subcontractors who are professional & long term worked relationship with him. Truman is skilled at compensating for unforeseen deadline obstacles.

5. Pace Morby

Pace Morby is known as the go-to "sub to guy" bringing creative strategies to the mainstream real estate investment industry such as subject to and seller finance deals. Pace's high energy and no BS approach has attracted a loyal following across social media. Though he began his real estate journey as a general contractor running a successful business and then as a HomeVestors franchisee, he and his partner have since amassed over 32 million dollars in buy and hold properties while continuing their full operation of wholesale, fix and flip, and many other symbiotic businesses. Pace is on a mission to over deliver on value, showing others that anyone can start in real estate, be successful, and change their lives and their families' lives for generations.

E. Compensation and Fees to Company Executives

Manager shall be reimbursed for any direct funds or expenses advanced by it prior to or after formation of Company and/or this Offering to the extent that such expenses are incurred or paid directly on behalf of the Company. This includes but is not limited to software necessary for efficient management, monies paid to third parties that provide benefits to Company, any hard costs to Manager incurred on Company's behalf, and other expenses incurred in efforts to increase efficiency, the likelihood of success, or to bring other positive benefits to Members and Company. The funds received through this Offering shall be used to reimburse the costs that Manager incurs while performing its duties.

1. Property Management Fee

Company Executives may charge a Property Management Fee that shall be equivalent to ten percent (10%) of all gross rental receipts, paid on a monthly basis.

2. Construction Management Fee

Company Executives may charge a Construction Management Fee that shall be equivalent to five percent (5%) of the total construction budget for all renovations, rehabs, and furnishings.

F. Anticipated Expenses of the Offering

Additional expenses, fees, and costs, which shall also be paid from monies procured in this Offering and shall not work as a set off against the Management Fees listed above, include but are not limited to:
1. Twenty Thousand Dollars ($20,000) for legal fees.
2. Twenty Thousand Dollars ($20,000) for accounting fees.
3. Ten Thousand Dollars ($10,000) for administrative services.
4. Eighteen Thousand (18,000) estimated for portal fee

The preceding list shall be viewed as an exemplar/estimates and not as a limit to expenses that Company may incur or pay. Manager shall have discretion to incur additional expenses for the good of Company and Members.

G. Investment Portal

Company's security exemption requires that its Offering must be hosted on an SEC-registered investment platform or portal. Company's investment platform will be Caravan Funds Portal LLC, located at Caravanfunds.com. The estimated cost of the Portal to Company is 28000. You may contact the portal directly at contact@caravanfunds.com.

H. Escrow Facilitator

Before the close of this Offering, and until the Company meets its Minimum Total Raise, all investor funds shall be placed in an escrow account, managed by the Company's escrow facilitator, North Capital Private Securities.

I. Conflicts of Interest

The Company is subject to various substantial existing and/or potential conflicts of interest arising out of its relationship with the Manager and/or its Affiliates and/or control groups. These conflicts may involve:

1. Allocation of Manager's Activities

The Manager and its affiliates are not required to devote themselves exclusively to the affairs of the Company. Further, the Manager and its affiliates may own and/or manage other funds with similar or the same investment criteria. The Manager and its affiliates may have a conflict of interest in the ownership of these other properties and in allocating management, services and functions between this Company and their other present and future interests. The Manager and its affiliates are not managing Company on an exclusive basis and nothing in this Offering Circular nor any agreements with Company prevent Manager from managing, owning, operating, or performing a similar function for another fund. The Manager and its affiliates believe that they have sufficient time and staff to be fully capable of discharging their responsibilities to the Company and to any other present or future activities.

The Manager and/or its affiliates serve and may serve in such capacity in other limited partnerships, limited liability companies, corporations or entities which will compete with the activities of the Company. The Manager and/or their affiliates may have conflicts of interest in allocating management, time, services and functions between other limited partnerships, limited liability companies or ventures, and this Company as well as any future entities. Manager believes that, together with its affiliates and any employees or agents which may be retained in the future, it has sufficient staff to fully discharge its responsibilities to Company and any current and/or future responsibilities Manager may have.

The Operating Agreement provides that no contract, action, or transaction is void or voidable with respect to the Company because it is between or affects the Company and one or more of its Members, Managers, or officers or because it is between or affects the Company and any other person in which one or more of its Members, managers, or officers are Members, Managers, directors, trustees, or officers or have financial or personal interest, or because one or more interested Members, managers, or officers participate in or vote at the meeting that authorizes the contracts, action, or transaction, provided certain circumstances apply.

J. Selling Agent

Units are being offered directly through the Company. At the time of this Offering Circular's creation, it is not anticipated that commissions of any kind will be paid to selling agents or brokers. However, if, in Manager's discretion, lack of ability to sell or market conditions make the use of selling agents or brokers attractive in order to obtain the best position for Company, Manager may use its business judgment and employ the use of such agents or brokers. If such agents or brokers are used, the commissions paid to them will decrease the amount of monies raised that actually flow to Company.

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XI. EXECUTIVE COMPENSATION

Company Executives are compensated from funds received through this Raise by their participation in the fees listed above. As part of their compensation, Company Executives, collectively shall maintain control of and possess a majority of the equity interest in the Class B Units of Company. Class B Units shall possess the majority of control and voting rights in Company and shall also be able to participate in Company Distributions (See Plan of Distribution). Additionally, depending on their involvement, Company Executives may be compensated through portions of any Fees such as Property Management Fee and Construction Management Fee. The specific compensation, if any, that each Company Executive receives from these Fees is not yet settled and will vary depending on a Company Executive's participation in objectives as well as whether Company needs the services of third parties to perform some of its duties. Executive Compensation may be shared by Sponsors, Key Personnel, company officers, Company manager, and similar parties.

XII.   LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

A. Standard of Care of Managers.

Florida law provides that managers of a limited liability company shall perform their duties as managers in good faith, in a manner they reasonably believe to be in or not opposed to the best interests of the Company, and with the care that an ordinarily prudent person in a similar position would use under similar circumstances. This is in addition to the several duties and obligations of and limitations on the Managers as set forth in the Operating Agreement. To impose liability on a manager, however, it must be shown by clear and convincing evidence that the standard of care was not met by the Manager. It should be noted that the cost of litigation against any Manager for enforcement of the standard of care may be prohibitively high and that any judgment obtained may not be collectible since the Managers are not bonded and any judgment exceeding their net worth may not be collectible. Additionally, Manager of Company is entitled to indemnification by Company. Thus, if any Member pursues a lawsuit against Manager, the costs and resources expended in defending such lawsuits will be borne by Company and have an adverse effect on all Members. An investment decision should be based on the judgment of an Investor as to the investment factors described in this Offering Circular rather than reliance upon the value of the right to bring legal actions against or to control the activities of the Managers.

Notwithstanding the standards of care obligations, the Manager has broad discretionary power under the terms of the Operating Agreement and under applicable state law to manage the affairs of the Company with the assistance, if desirable, of consultants or others retained for the account of Company or Managers. Generally, actions taken by the Manager are not subject to vote or review by the Members, except to the very limited extent provided in the Operating Agreement.

B. Indemnification.

The Operating Agreement provides that the Company may, to the fullest extent not prohibited by the Company's Operating Agreement or any provisions of applicable law, indemnify the Managers against any and all costs and expenses (including amounts paid in settlement and other disbursements) actually and reasonably incurred by or imposed upon such person in connection with any action, suit, investigation, or proceeding (or any claim or other matter therein), whether civil, criminal, administrative or otherwise in nature, including any settlements thereof or any appeal therein, with respect to which Managers are named or otherwise becomes or is threatened to be made a party by reason of being or at any time having been a Manager of Company or, at the direction or request of Company, a manager, director, trustee, officer, employee, or agent of or fiduciary for any other limited liability company, corporation, partnership, trust, venture, or other entity or enterprise.

Because there are provisions in the Operating Agreement for indemnification of the Manager, Members may have a more limited right of action than they would have absent such provision in the Operating Agreement. Insofar as indemnification for liabilities arising out of the Securities Act of 1933, as amended, may not be provided to directors, officers, and controlling persons pursuant to the foregoing, or otherwise, such indemnification may be contrary to public policy and if so, will likely be unenforceable.

C. SEC Position on Indemnification

Company does not anticipate obtaining directors and officers liability insurance with respect to possible director and officer liabilities arising out of certain matters, including matters arising under the Securities Act. However, nothing prevents Company from doing so. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the company pursuant to provisions of our articles of incorporation or bylaws, or otherwise, the company has been advised that, in the opinion of the United States Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

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XIII.   DESCRIPTION OF SECURITIES

Company's authorized Units consist of Class A and Class B. Class B Units are not offered through this Offering.

A. Investor Classes: Class A
Class A is the Investor Class. The Investor Class shall have no authority or voting power to appoint Management unless required by law or exclusively stated in Company governing documents. The power to appoint Management is vested exclusively and solely in Class B Units.

B. Management Class: Class B
Class B is the sole Management Class of Units. Class B Units are not offered through this Offering. Class B shall possess the majority of voting rights, management authority, and control of Company. Class B's sole Member is 3801 Mobile Hwy MGT LLC. Class B will likely be comprised of advisors, consultants, and other specialists or professionals that assisted with the assets, and for some, their membership in Class B is compensation for their assistance with Company.

C. Ownership Breakdown
1. Voting Authority and Management Appointment
Class B, the Management Class, shall have 100% of voting rights and authority, except where the law prohibits. If the law requires that all Members have the right to vote, Class B as a whole shall have 51% of the total vote and Class A as a whole shall have 49% of the total vote. Class B shall have exclusive authority in appointing the Company Manager.

2. Distribution Participation
Class A, the Investor Class, shall receive a prorata share of 70% of Distributions that Manager declares, and Class B Members shall receive a prorata share of 30% of Distributions. It is noted that the Company previously conducted a different securities offering. For purposes of Distributions, the investors in the previous offering shall be included in the calculations for the prorata Distributions for the Investor Class.

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XIV.   PLAN OF DISTRIBUTION

The Units are being offered through the Regulation CF exemption, which means unaccredited investors will have limitations as to how much they can invest in a 12-month period. See "Investor Suitability Requirements." Company reserves the right in its sole and absolute discretion to reject any prospective investor in the Units.

Those persons desiring to invest in the Units will become parties to the Pensacola Ventures LLC Operating Agreement which will contain representations, warranties, covenants, and conditions customary for private placement investments as well as items that are unique specifically to Company. See "Investor Suitability Requirements."

A. Distributions to Members.

This Offering Circular contains estimates which have been prepared on the basis of assumptions and hypotheses favorable to Investors solely for the purpose of illustration and which have not been passed on by counsel or other professional advisors to the Company. (See "Risk Factors.") These are Forward-Looking Statements and are based upon Company plans and goals with its current information. These statements are NOT guarantees of any sort.

No representation or warranty of any kind is or can be made with respect to the accuracy or completeness of, and no representation or warranty should be inferred from, these estimates or the assumptions underlying them. Each Potential Investor should consult its own tax counsel, accountants, and other advisors as to the tax matters and economic benefits set forth herein. No part of this Offering Circular or the attachments hereto is, or should be interpreted as legal, tax, or investment advice. A scenario could arise in which Members receive no distributions and their initial contributions are spent and unreturnable as well.

B. Distributions for Investor Classes: Class A

    1. Class A Returns.

Investor Class Member will receive 100% of their initial invested capital before Management Class participates in Distributions. Once/if Company provides a 100% return of the initial invested capital, if Distribution funds remain, as determined solely by Manager, the Investor Class as a whole will receive a prorated share of Seventy Percent (70%) of remaining Distributions.

C. Distributions for Management Class: Class B

Once/if Company provides a 100% return of the initial invested capital to Investor Class Members, if Distribution funds remain for that year, the Management Class will receive a prorated share of Thirty Percent (30%) of remaining Distributions.

THIS DISTRIBUTION SCHEDULE IS ON THE ASSUMPTION THAT COMPANY IS PROFITABLE AND POSSESSES MONIES TO DISTRIBUTE TO MEMBERS. THIS DISTRIBUTION SCHEDULE SHALL NOT BE CONSTRUED AS A GUARANTEE OF ANY DISTRIBUTIONS NOR ANY AMOUNT OF DISTRIBUTIONS. A SCENARIO COULD ARISE TO WHERE THERE ARE NO DISTRIBUTIONS MADE BY COMPANY. THIS IS NOT A GUARANTEE OF ANY KIND WHATSOEVER. COMPANY IS NOT REQUIRED TO MAKE DISTRIBUTIONS AND COMPANY MAY HAVE NO PROFITS TO DISTRIBUTE. MANAGERS ARE NOT REQUIRED TO MAKE DISTRIBUTIONS EVEN IF COMPANY IS PROFITABLE AND POSSESSES THE FUNDS TO DO SO.

    1. Limitations on Cash Distributions.

Manager(s) are authorized to retain funds necessary to cover Company's reasonable business needs, which may include reserves against possible losses and expenditures as may be necessary. To the extent advantageous to the Members and permitted by applicable law and regulations, Company and Manager intend to seek the most favorable tax treatment for all expenditures of Company. The Managers will cause Company's tax returns to be prepared and filed on such basis as utilized in preparing the financial projections; provided, however, that such methods are, in the opinion of the Managers, in accordance with generally accepted accounting principles and/or current Internal Revenue Service Rules and Regulations and, if conflicting, whichever the Managers deem applicable.

a)   Limited Returns

Investor Class Members should be aware that their returns, if any, over time may ultimately amount to near the same returns awarded to Class B. Even more, all Classes are again admonished that there may be no returns at all, or the returns given may ultimately be less than the initial investment.

b) Delayed Distributions

It is anticipated that the first Distribution will not occur until approximately 12 months after Company closes this Offer. Management has discretion in giving Distributions and may delay this even further if in the best interests of Company.

In the event of a transfer of a Unit permitted by the Operating Agreement, such transferee, when admitted to the Company as a Member, shall be allocated income, gains, losses, deductions, credits, and cash distributions in accordance with the rights of that Membership Unit.

2. Profits, Losses, and Distributable Cash.

Manager is not required to make distributions if, in Manager's business judgment, such distributions would place Company in a risky or disadvantageous position. Company's Manager has sole discretion in determining whether Company has distributable cash. In the event that Company does have distributable cash, and distribution of such would not bring unreasonable risk to Company, Manager will endeavor to provide a Distribution to the Members in proportion to their Membership Units in the Company and financial splits based upon Membership Class as set forth in this Offering Circular and Supporting Documents. Items of income, gain, loss, deduction, or credit (or items thereof) shall be allocated to Members in proportion to their Membership Units and in accordance with this Offering and the Operating Agreement, or in a manner deemed appropriate in Manager's sole discretion.

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XV.   RESTRICTIONS ON TRANSFER UNDER SECURITIES LAWS

The Units offered hereby are subject to certain restrictions on transfer as provided by federal and applicable state securities laws. The Units will be issued by Company without registration under the Securities Act and without qualification or registration under applicable state securities laws pursuant to exemptions from the registration or qualification requirements of the Securities Act and of the applicable state securities laws. Accordingly, the Units must be held indefinitely by any investor in the Units unless (a) the Units subsequently are registered or qualified under the Securities Act and under the applicable state securities laws or (b) exemptions from the registration or qualification requirements under the Securities Act and under the applicable state securities laws are available in connection with any proposed transfer of the Units. If a Prospective Investor invests in the Units, it will not be permitted to sell or otherwise transfer all or any portion of the Units, or any interest in all or any portion of the Units, without registration or qualification under the Securities Act and the applicable state securities laws, unless it first demonstrates to the satisfaction of Company that specific exemptions from such registration or qualification requirements are available with respect to the proposed transfer and provide to Company an opinion of legal counsel satisfactory to Company that the proposed transfer may be made without violation of the Securities Act and the applicable state securities laws and will not affect the exemptions relied on by Company in connection with the original issuance and sale to such investors of the Units. See "Investor Suitability Requirements." **Each Member is required to acknowledge that its purchase is being made for investment, for its own record and beneficial account, and without any view to the distribution thereof.**

A. No Registration and Limited Transfer

The Units will be recorded electronically and at the principal executive office of our company and will be transferable at such office by the registered holder of the Units (or duly authorized attorney thereof) on surrender of the certificate evidencing ownership of the Units, properly endorsed, so long as such transfer does not violate the law, change Company's registration exemption eligibility, or the governing documents of Company. No transfer may be registered unless Company is satisfied that such transfer will not result in a violation of any applicable federal or state securities law. See "Restrictions on Transfer." The transferring holder of the Units must pay all costs of transfer, including any costs that Company may incur processing the transfer or determining the suitability of the transfer. Company has the exclusive authority to be the transferring agent for these Units, but Company can appoint a transferring agent. Any Member attempting to transfer its interest must obtain Management permission first, and Management may make the decision to allow or disallow the transfer in its absolute, sole discretion. Management is permitted to deny any transfer request so long as that denial does not violate any applicable laws.

XVI.   INVESTOR SUITABILITY REQUIREMENTS

This Offering is made to Accredited Investors and unaccredited investors. A Prospective Investor's status (Accredited, Sophisticated, or other) will have a bearing on the amount that that Prospective Investor may invest. An investment in the Units will involve significant risks and is suitable only for persons of adequate financial means who have no need for liquidity with respect to their investment and who can bear the economic risk of a complete loss of their investment. This Offering is made in reliance on exemptions from the registration requirements of the Securities Act and from the registration and qualification requirements of applicable state securities laws and regulations.

The suitability standards discussed below represent minimum suitability standards for prospective investors in the Units. The satisfaction of such standards by a Prospective Investor does not necessarily mean that the Units are a suitable investment for such Prospective Investor. **Prospective Investors are encouraged and admonished to consult with their own professional advisors to determine whether an investment in Company is appropriate for it.**

Company reserves the right to approve or disapprove any Prospective Investor. No Prospective Investor shall be admitted to Company until that Prospective Investor has satisfied Company and Manager of its qualification to invest; until the required funds for the investment have been transferred and cleared; until the Prospective Investor executes all required documents including but not limited to the Subscription Agreement to the Pensacola Ventures LLC Operating Agreement; and until the completion of any other such requirements made by Company or its Management.

Each Prospective Investor will be required to represent that it is acquiring the Units being purchased by it for investment and for its own account, and not with a view to resale or distribution. Resale of the Units is subject to extensive restrictions and may ultimately not be allowed at all. There is absolutely no resale permitted for the first twelve months of ownership under any circumstance.

Prospective Investors electing to purchase Units hereunder will be required to execute and deliver to a subscription agreement in which Prospective Investor will make certain acknowledgments, representations and warranties to, and make certain covenants and agreements with, Company. The following are some, but not all, of such acknowledgements, representations, warranties, covenants, and agreements:

- That the Units will be issued by Company without registration under the Securities Act and without registration or qualification under applicable state securities laws under exemptions from the registration requirements of the Securities Act and from the registration and qualification requirements of applicable state securities laws;

- That Prospective Investor must hold the Units indefinitely unless the Units subsequently are registered or qualified under the Securities Act and under applicable state securities laws or exemptions from the registration requirements of the Securities Act and from the registration or qualification requirements of applicable state securities laws are available in connection with any proposed transfer of the Units by Prospective Investor;

- That the Units will be subject to certain restrictions on transfer;

- That no public market currently exists for the Units, and that such a public market will likely never exist;

- That the Units are a speculative investment involving a high degree of risk of loss by Prospective Investor, and that Prospective Investor could lose the entire amount of investment in the Units; and

- That Prospective Investor can bear the economic risk of your investment in the Units and at the present time can afford a complete loss of that investment.

B. Accredited Investor Status

To be an "accredited investor" as defined in Rule 501(a) of Regulation D under the Securities Act, you must fall within one of the following categories at the time of acquiring the Units:

1. Any director, executive officer, or other "knowledgeable party" of our company as defined by the SEC;
2. Any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of purchase of the Units, exceeds $1,000,000 (excluding any positive equity value of the person's primary residence);
3. Any natural person who had an individual income in excess of $200,000 in each of the 2 most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;
4. Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Units, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of Regulation D;
5. Any entity in which all of the equity owners are "accredited investors";
6. Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;
7. Any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934;
8. Any insurance company as defined in section 2(a)(13) of the Securities Act;
9. Any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act;
10. Any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958;
11. Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; or
12. Any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of that Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are "accredited investors."

13. A corporation, partnership, limited liability company or business trust, not formed for the purpose of acquiring the Interest, or an organization described in Section 501(c)(3) of the Code, in each case with total assets in excess of $5,000,000.
14. An entity in which all of the equity owners, or a living trust or other revocable trust in which all of the grantors and trustees, qualify under a clause above or this clause.

As used above, the term "net worth" means the excess of total assets over total liabilities. In computing net worth above, the value of any real property (excluding the individual's residence) must be valued at cost, including cost of improvements, or at recently appraised value by an institutional lender making a secured loan, net of encumbrances. In determining income, an investor should add to such investor's adjusted gross income amounts attributable to tax-exempt income received, losses claimed as a limited partner in any limited partnership, deductions claimed for depletion, contributions to an IRA or Keogh retirement plan, alimony payments, and any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income.

In addition to all of the foregoing, to satisfy the conditions for exemption from the registration requirements under the securities laws of certain jurisdictions, investors who are residents of such jurisdictions may be required to satisfy additional suitability requirements. Accredited Investors have no legal limit as to how much they can invest.

C. <u>Investment Limitations for Unaccredited Investors</u>
Prospective Investors that are not accredited have legal limitations as to how much they can invest into Company in a twelve-month period.

1. <u>Investment Limits if Either Annual Income or Net Worth is Less Than $124,000.</u>
If a Prospective Investor's annual income or net worth is less than $124,000, then during any 12-month period, that Prospective Investor can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth.

2. <u>Investment Limits If Both Annual Income and Net Worth is More than $124,000.</u>
If a Prospective Investor's annual income and net worth is more than $124,000, then during any 12-month period, that Prospective Investor can invest up to the greater of 10% of annual income or net worth, but not to exceed $124,000.

D. <u>Ineligible Parties</u>
1. <u>Specially Designated & Blocked Persons</u>
Investors and Members of Company cannot be an individual, corporation, partnership, joint venture, association, joint stock company, trust, trustee, estate, limited liability company, unincorporated organization, real estate investment trust, government or any agency or political subdivision thereof, or any other form of entity (collectively, a "Person") with whom a United States citizen, entity organized under the laws of the United States or its territories or entity having its principal place of business within the United States or any of its territories (collectively, a "U.S. Person"), is prohibited from transacting business of the type contemplated by this potential purchase of securities, whether such prohibition arises under United States law, regulation, executive orders and lists published by the Office of Foreign Assets Control, Department of the Treasury ("OFAC") (including those executive orders and lists published by OFAC with respect to Persons that have been designated by executive order or by the sanction regulations of OFAC as Persons with whom U.S. Persons may not transact business or must limit their interactions to types approved by OFAC "Specially Designated Nationals and Blocked Persons") or otherwise.

2. <u>Parties Prohibited by OFAC</u>

Neither Prospective Investor nor any Person who owns a direct interest in Prospective Investor (collectively, a "Investor Party") is now nor shall be at any time a Person with whom a U.S. Person, including a United States Financial Institution as defined in 31 U.S.C. 5312, as periodically amended ("Financial Institution"), is prohibited from transacting business of the type contemplated by this Agreement, whether such prohibition arises under United States law, regulation, executive orders and lists published by the OFAC (including those executive orders and lists published by OFAC with respect to Specially Designated Nationals and Blocked Persons) or otherwise.

3. <u>Use of Lawful Money Only</u>

Neither Prospective Investor nor any Investor Party, nor any Person providing funds to Prospective Investor (i) is under investigation by any governmental authority for, or has been charged with, or convicted of, money laundering, drug trafficking, terrorist related activities, any crimes which in the United States would be predicate crimes to money laundering, or any violation of any Anti Money Laundering Laws; (ii) has been assessed civil or criminal penalties under any Anti-Money Laundering Laws (as defined herein); or (iii) has had any of its funds seized or forfeited in any action under any Anti Money Laundering Laws. For purposes of this Agreement, the term "Anti-Money Laundering Laws" shall mean laws, regulations and sanctions, state and federal, criminal and civil, that (1) limit the use of and/or seek the forfeiture of proceeds from illegal transactions; (2) limit commercial transactions with designated countries or individuals believed to be terrorists, narcotics dealers or otherwise engaged in activities contrary to the interests of the United States; (3) require identification and documentation of the parties with whom a Financial Institution conducts business; or (4) are designed to disrupt the flow of funds to terrorist organizations. Such laws, regulations and sanctions shall be deemed to include the USA PATRIOT Act of 2001, Pub. L. No. 107-56 (the "Patriot Act"), the Bank Secrecy Act, 31 U.S.C. Section 5311 et. Seq., the Trading with the Enemy Act, 50 U.S.C. App. Section 1, et. Seq., the International Emergency Economic Powers Act, 50 U.S.C. Section 1701, et. Seq., and the sanction regulations promulgated pursuant thereto by the OFAC, as well as laws relating to prevention and detection of money laundering in 18 U.S.C. Sections 1956 and 1957. Prospective Investor is in compliance with any and all applicable provisions of the Patriot Act.

E. **Certification of Investor Status**

The Regulation CF exemption limits the amount that unaccredited investor can invest. Prospective Investors will be required to provide third-party verification of their Accredited Investor status or certify any other investor status. Company will not take self-certified verifications for Accredited Investors and Company will not perform verification for Accredited Investors. Instead, Prospective Accredited Investors must provide a letter from a third-party that is intimately familiar with the Prospective Investors' financial situation, and the provider must be a CPA, licensed attorney, or financial advisor possessing a broker-dealer license. If an Accredited Prospective Investor fails to provide the above in a form suitable to Company, that Prospective Investor may be denied admission to Company or limited as to how much it can invest.

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XVII. ERISA CONSIDERATIONS

Company does not intend to have 25% or more of the capital commitments made by "benefit plan investors," including employee benefit plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), IRA's or other "plans" subject to Section 4975 of the code, or entities that hold the plan assets of such plans. Thus, in reliance on the less than 25% "benefit plan investors" exception under the applicable ERISA regulations, Company does not intend of its assets to be treated as "plan assets" under ERISA. However, if necessary to avoid Company's assets being treated as "plan assets" under ERISA, Company will have the right to take advantage of another plan assets exception, such as the "venture capital operating company" or "real estate operating company" exceptions, or to take whatever other action it deems necessary to avoid its assets being treated as "plan assets" under ERISA.

XVIII. ADDITIONAL INFORMATION

Prospective Investors and their professional advisors are admonished to review all materials available to Company, Company's services and plan of operation, its management and financial condition, this Offering, its plans for investment, and any other matter relating to this Offering. Statements contained in this Offering Circular as to the contents of the Operating Agreement, Supporting Documents, or other documents, are not necessarily complete and each such statement is deemed to be qualified and amplified in all respects by the provisions of such agreements and documents, copies of which are either attached hereto or are available upon reasonable notice for examination by offerees, or their duly authorized representatives, at the office of the Manager, 3801 Mobile Hwy MGT LLC at 3801 Mobile Hwy, Pensacola, Florida 32505.

XIX. CERTAIN LEGAL MATTERS

Polymath Legal PC serves as legal counsel to Company. Company's Members have not been represented in connection with this Offering by Polymath Legal PC. Polymath Legal PC does not represent the Members or their respective interests. Prospective Investors seeking legal advice should retain their own legal counsel.

In preparation of this Offering Circular, counsel has relied on the representations and statements of the Company's officers as to facts regarding the company, its directors, officers, Executives, Members, and their respective affiliates. Counsel expresses no opinion regarding any factual matter set forth in this Offering Circular. Prospective Investors should consult their advisors regarding an investment in Company and conduct any due diligence that they deem appropriate to verify the accuracy of the representations and information set forth in this Offering Circular.

XX. GLOSSARY

Agreement	The current operating agreement of Pensacola Ventures LLC
Capital Account	The official Company record of the number of Membership Units, Class of Units, Acquisition date of Units, and owner of Units. Members will be assigned a Member Identification Number at the beginning of Membership. All Members are entitled to view the Capital Accounts ledger in accordance with the Agreement. However, the only identifiable information in the Capital Accounts ledger shall be the Membership Identification Number. If Members keep this number confidential, which is suggested, other than the Manager and/or its Agent, Members will not be able to identify who other Members are.
Class A Member(s)	The holder(s) of Class A Membership Units.
Class B Member(s)	The holder(s) of Class B Membership Units. 3801 Mobile Hwy MGT LLC shall be the sole Class B Member. Class B Units are not offered through this Offering.
Closing Date	The Closing Date of this Offering shall be November 1, 2023, 2 P.M. Eastern Time, subject to any duly notified extensions by Company Manager. Company is permitted to perform multiple closings or rolling closings for this Offering.

Company	This limited liability company: Pensacola Ventures LLC a Florida limited liability company, located at 3801 Mobile Hwy, Pensacola, Florida 32505.
Investor	One who purchases and owns Class A Membership Units.
Investor Class	Class A in Pensacola Ventures LLC The Investor Class is the only class of Membership offered through this Offering.
Manager, Management, or Managing Member	This Company's Manager or Managing Member: 3801 Mobile Hwy MGT LLC.
Maximum Total Raise	Company's anticipated Maximum Total Raise is $1,200,000 for oversubscription. Company Manager has sole discretion to increase the maximum to the extent allowable by law.
Member	An individual or entity that owns Units in Company. Any admonishments to Prospective Investors equally apply to Members.
Membership Unit or Unit	The interest of a Class A and Class B Member representing a capital contribution, regardless of form, and the rights to receive profits or other compensation by way of income, and the return of contributions as set forth in the Operating Agreement, and the rights, powers, and privileges appurtenant thereto.
Minimum Total Raise	Company's Minimum Total Raise is $600,000. If Company does not meet this minimum by the Closing Date, Prospective Investors will receive a refund of their investment and their Membership in Company will be revoked.
Offering	This Offering Circular and the opportunity to become a Member of Company and participate in the Offer.
Offering Circular	This Offering Circular, inclusive of all documents and exhibits that are attached to it.
Operating Agreement	The current operating agreement for Pensacola Ventures LLC.
Portal	Company's SEC-registered Regulation CF portal: Caravan Funds Portal LLC. is located at Caravanfunds.com and can be contacted at contact@caravanfunds.com.
Prospective Investor	Those individuals and/or entities that show interest in investing in Investor Class Membership Units of Pensacola Ventures LLC who also possess the requisite qualification to consummate such purchases. Any admonishments to Prospective Investors equally apply to Prospective Investors that have purchased and are now Members of Company.
Preferred Return or Preferential Return	A percentage equal to the preferential return stated for the specific Investor Class. Preferential returns shall be the preferential return percentage stated multiplied by the Capital Contributions of such Member for the period of time from the time close of this Offering or the date the Contribution is made as provided by the governing documents. Preferred Returns' percentage rate is not compounded.
Sponsor	The Sponsors of this Offering are Noah Hoffman, Munif Saza, Tracy Tran, Chat "Truman" Duong, and Pace Morby. Please note that Sponsors have an interest in the Class B Member of Company and is its Manager.
Supporting Documents	The Offering Circular, Operating Agreement, investor questionnaire, subscription agreement, exhibits, and any other documents that Company, Manager, or their agents furnish to Prospective Investors for that Prospective Investor to evaluate this Offering.

Other words used in this Offering Circular that are not defined in the glossary shall have their normal meaning within the general business vocabulary and shall be construed in the context in which they are presented.

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XXI.   PENSACOLA VENTURES LLC PPM EXHIBITS

Exhibits
A- Operating Agreement
Operating Agreement Exhibits
B- Subscription Booklet

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FIRST AMENDED AND RESTATED OPERATING AGREEMENT
OF
PENSACOLA VENTURES LLC
A FLORIDA LIMITED LIABILITY COMPANY

This First Amended and Restated Operating Agreement ("Operating Agreement") is made and entered into effective as of the date the Articles of Organization of Pensacola Ventures LLC (the "Company") were filed with the Division of Corporations by the promoters, pursuant to and in accordance with the Florida Statutes Chapter 605 Florida Revised Limited Liability Company Act, as amended.

RECITALS
A. WHEREAS the parties hereto, wishing to form and become members of the Company, under and pursuant to the laws of the State of Florida have caused the Articles of Organization to be executed and filed with the Division of Corporations and

B. WHEREAS the parties agree that their respective rights, powers, duties and obligations as members of the Company, and the management, operations, and activities of the Company, shall be governed by this Agreement.

NOW, THEREFORE, in consideration of the mutual terms, covenants, and conditions contained herein, the parties hereby agree as follows:

ARTICLE 1

DEFINITIONS
Section 1.1 Certain Definitions. Capitalized terms used in this Agreement without other definition shall, unless expressly stated otherwise, have the meanings specified in this Section 1:

Act	The Florida Statutes Chapter 605 Florida Revised Limited Liability Company Act, as amended, in effect in the State of Florida or any corresponding provision or provisions of any succeeding or successor law; provided, however, that in the event that any amendment to the Act, or any succeeding or successor law, is applicable to the Company only if the Company has elected to be governed by the Act as so amended or by such succeeding or successor law, as the case may be, the term "Act" shall refer to the Act as so amended or to such succeeding or successor law only after the appropriate election by the Company, if made, has become effective.
Agreement	This First Amended and Restated Operating Agreement, as originally executed and as amended, modified, or supplemented from time to time. Words such as "herein," "hereinafter," "hereof," "hereto," "hereby" and "hereunder," when used with reference to this Agreement, refer to this Agreement as a whole, unless the context otherwise requires.
Assignee	Any transferee of a Member's Interest who has not been admitted as a Member of the Company in accordance with Section 9.4.
Bankruptcy	With respect to a Member: (i) such Member makes an assignment for the benefit of creditors; (ii) such Member files a voluntary petition in bankruptcy; (iii) such Member is adjudged as bankrupt or insolvent, or has entered against him or it an order for relief, in any bankruptcy or insolvency proceeding; (iv) such Member files a petition or answer seeking for himself or itself any reorganization, arrangement, composition,

	readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation; (v) such Member files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against him or it in any proceeding of a nature described in this subsection 1.1.5; (vi) such Member seeks, consents to, or acquiesces in the appointment of a trustee, receiver, or liquidator of the Member or of all or any substantial part of his or its properties; or (vii) 120 days after the commencement of any proceeding against the Member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation, if the proceeding has not been dismissed, or if within 90 days after the appointment without the Member's consent or acquiescence of a trustee, receiver, or liquidator of the Member or of all or any substantial part of his or its properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay, the appointment is not vacated.
Capital Account	An account ledger established and maintained in accordance with, and intended to comply with, Income Tax Regulations Section 1.704-1(b)for each Member pursuant to Section 5.2 hereof. In order to preserve the anonymity of each Member, each Member shall be assigned a confidential Membership Identification Number once admitted as a Member. This number shall be the only identifying information in the Capital Account. Thus, assuming that all Members keep this number confidential, other than Manager, no Members will know the identity of the rest of Company Members.
Capital Contribution	The contributions made by the Members to the Company pursuant to Sections 6.1 or 6.4 hereof and, in the case of all the Members, the aggregate of all such Capital Contributions.
Class A Membership Interest	An Interest which is held by a respective Class A Member, identified as such in Exhibit 2. This an Investor Class. The Investor Classes have very limited voting and control of Company.
Class B Membership Interest	An Interest that is held by a Class B, identified as such in Exhibits 2. 3801 Mobile Hwy MGT LLC is the Class B Member. Class B possesses the majority of voting and control in Company.
Closing Date	The date upon which Company will close its initial Offering. Company anticipates such date shall be November 1, 2023 but Company Manager may extend or shorten such Closing Date by providing five days' notice.
Code	The United States Internal Revenue Code of 1986, as amended, or any corresponding provision or provisions of any succeeding law and, to the extent applicable, the Income Tax Regulations.
Company	Pensacola Ventures LLC a Florida limited liability company.
Distribution Schedule	Company's distribution policies as set forth in the attached Exhibit 2.
Exhibit 1	The Capital Contributions which gives a record of the amount of capital a Member invested as well as that Member's number and Class of Units.
Exhibit 2	Company's distribution policy and an explanation of how distributions shall be dispersed if distributions are declared by Manager.
Interest	The entire ownership interest of a Member in the Company at any particular time, including, without limitation, the right of such Member to participate in the Company's income or losses, Distributions, and any and all rights and benefits to which a Member may be entitled pursuant to this Agreement and under the Act, together with the obligations of such Member to comply with all the terms and provisions of this Agreement and the Act.

Investor Classes	Class A.
Manager or Management	An individual or entity who is elected as a Manager of the Company pursuant to Section 4.7 of this Agreement. The initial Manager is 3801 Mobile Hwy MGT LLC.
Management Class	Class B Membership.
Maximum Total Raise	Company's anticipated Maximum Total Raise is $1,200,000. Company Manager has sole discretion to increase the maximum to the extent allowable by law.
Minimum Total Raise	Company's Minimum Total Raise is $600,000. If Company does not meet this minimum by the Closing Date, Prospective Investors will receive a refund of their investment and their Membership in Company will be revoked.
Member	One who is admitted to the Company as a Member in accordance with the Act and this Agreement.
Membership Unit	Ownership interest issued to the Member based upon capital contributions. Membership Units are used to determine pro rata distribution amounts within classes.
Offering	Company's security offering accompanied with an Offering Circular dated June 15, 2023 and the opportunity to become a Member of Company and participate in the Offer.
Offering Circular	The disclosure document dated June 15, 2023. The Offering Circular and any exhibits are incorporated into this Operating Agreement.
Preferred Return or Preferential Return	A percentage equal to the preferential return stated for the specific Investor Class. Preferential returns shall be the preferential return percentage stated multiplied by the Capital Contributions of such Member for the period of time from the time close of this Offering or the date the Contribution is made as provided by the governing documents. Preferred Returns' percentage rate is not compounded.
Redemption Request	A written request by a Member in which that Member seeks for Company to purchase some or all of its Membership Units. Redemption Requests will typically not be entertained until a Member has held its units for a minimum of thirty-six months.

Section 1.2 Forms of Pronouns; Number; Construction. Unless the context otherwise requires, as used in this Agreement, the singular number includes the plural and the plural number may include the singular. The use of any gender shall be applicable to all genders. Unless otherwise specified, references to Articles, Sections or subsections are to the Articles, Sections and subsections in this Agreement. Unless the context otherwise requires, the term "including" shall mean "including, without limitation."

ARTICLE 2

ORGANIZATION

Section 2.1 Formation. The promoter has caused the formation of Company as a limited liability company under and pursuant to the provisions of the Act. The Members hereby agree that the Company shall be governed by the terms and conditions of this Agreement.

Section 2.2 Name, Office, and Registered Agent. The name of the Company shall be Pensacola Ventures LLC. All business of the Company shall be conducted under such name and title. The registered agent is Registered Agents, Inc located at 7901 4th St. N. Suite 300 St. Petersburg, Fl. 33702.

Section 2.3 The Company may have such offices and places of business as the Manager may from time to time designate. The initial mailing address for Company shall be 3801 Mobile Hwy, Pensacola,

Florida 32505. The name and address of the Company's registered agent shall be as set forth in the Company's Articles of Organization ("Articles") until such time as the registered office is changed by the Manager in accordance with the Act.

Section 2.4 Purpose of the Company. The Company is organized for the following objects and purposes:

<p align="center">**ANY LAWFUL PURPOSE.**</p>

It is understood that the foregoing statement of purposes shall not serve as a limitation on the powers or abilities of this Company, which shall be permitted to engage in any and all lawful business activities as shall be permitted under the laws of the Pensacola Ventures LLC and any other State the Manager deems in the best interest of the Company.

Section 2.5 Filings. The Manager has caused the execution and delivery of such documents and performance of such acts consistent with the terms of this Agreement as may be necessary to comply with the requirements of law for the formation, qualification, and operation of a limited liability company under the laws of each jurisdiction in which the Company shall conduct business.

Section 2.6 Effective Date; Term. This Agreement shall be effective as of the date on which the Articles of Organization of the Company (the "Articles") were filed with the Division of Corporations, which is August 22, 2022. The term of the Company commenced, and the Company commenced its business, on the date set forth above and shall continue in perpetuity, unless sooner terminated pursuant to the provisions hereof. The existence of the Company as a separate legal entity shall continue until the cancellation of the Company's Articles.

<p align="center">**ARTICLE 3**</p>
MEMBERS; ANONYMITY; LIMITED LIABILITY OF MEMBERS; CERTIFICATES; CLASSES
Section 3.1 Members.
3.1.1 Each of the parties to this Agreement, and each Person admitted as a Member of the Company pursuant to the Act and Section 9.4 of this Agreement, shall be Members of the Company until they cease to be Members in accordance with the provisions of the Act, the Articles of Organization, or this Agreement. Upon the admission of any new Member, Exhibit 1 attached hereto shall be amended accordingly.

3.1.2 Upon admission of a new Member, the Manager shall assign that Member a confidential membership identification number. Only Company Managers, Officers, Executives, and other Company agents will be generally privy to the individual government names of Members. Company shall not be liable or responsible if the identities of some or all Members are exposed. All Members agree and understand that they likely will not know the identities of other Members. All Members agree and understand that they do not have the right to the identities of other Members solely by virtue of them being a Member.

Section 3.2 Limited Liability. Except as expressly set forth in this Agreement or required by law, no Member shall be personally liable for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Member of the Company.

Section 3.3 Certificates Evidencing Interests. The Company may issue to every Member of the Company a certificate signed by any Manager of the Company specifying the Interest of such Member, which signature may be a facsimile or other means as Manager deems necessary and appropriate. If a certificate for registered interests is worn out or lost it may be renewed on production of the worn-out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a resolution of the Manager. Manager and/or Company shall not be required to give such certificates but shall at all times be required to keep an accurate record of all membership interests on file. Further, it is initially anticipated that Company will provide so-called "book" certificates meaning that Company will keep any electronic record of Membership Units, and may provide proof of such to a Member if requested, but Company does not anticipate issuing physical certificates, nor generally issuing electronic certificates either. A Member may view their Membership status and Membership units in the Portal.

Section 3.4 Classes of Members.
3.4.1 The Company shall have Two Classes of Members: Class A and Class B Members. Each such class of members shall have the rights, powers, duties, obligations, preferences, and privileges set forth in this Agreement. The Member numbers of the Members shall be set forth in Exhibit 1 attached hereto and incorporated herein by reference, as amended from time to time. A person may simultaneously hold more than one class of membership. Company Manager shall endeavor to keep the list of Member numbers that correspond to Member names confidential but shall not be held to a duty to keep it confidential.

3.4.2 All Classes of members shall be entitled to share in the distribution of distributable funds, as determined by Managers, according to this Agreement and in proportion to their respective Membership Units within their class, as set forth on the Member's Subscription Agreement attached hereto and incorporated herein by reference, subject to the Distribution Schedule contained in Exhibit 2, and shall be entitled to a preferred return of their positive Capital Account balances upon a dissolution and liquidation of the Company.

3.4.3 Company is permitted to give different rights to different Membership Classes and to create new Membership Classes. Specifically, Company is entitled to create Membership Classes in which a Company asset is tied directly to that specific Membership Class and the gains or losses of that given asset flow solely to that specific Membership Class. Thus, Members should understand that they will not necessarily have the same rights as other Members of different Classes.

Section 3.5 Voting Rights.
3.5.1 Except as may otherwise be provided in this Agreement or the Act or the Articles of Organization, each of the Investor Class Members hereby waives its right to vote on any matters other than as set forth in this Section 3.5 or required by law.

3.5.2 The affirmative vote of a Majority of the Class B Membership Units shall be required to: (a) replace a Manager or appoint a new Manager; (b) change the authorized number of Managers; (c) approve indemnification of any Manager, Member, or officer of the Company as authorized by Article 12 of this Agreement; and (d) take any action not subject to the class vote requirements of Section 3.5.3 below. Investor Class Members shall have no authority to vote in any of these above-mentioned matters.

3.5.3 Subject to the Act and the Articles of Organization, the affirmative vote of Members holding not less than a majority of the Membership Units of each class voting as a class represented and voting at a duly held meeting at which a quorum of each class is present (which Members voting affirmatively shall constitute at least a majority of the required quorum) shall be required to: (a) alter the Distribution Schedule provided for in Exhibit 2; (b) agree to continue the business of the Company after a Dissolution Event specified in Section 11.1; (c) approve any loan to any Manager or any guarantee of a Manager's obligations; and (d) authorize or approve a fundamental change in the business of the Company, provided, however, the Manager shall have sole discretion to sell real property.

3.5.4. Subject to the Act and the Articles of Organization, the affirmative vote of Members holding not less than a majority of the Membership Units of the Company as a whole voting at a duly held meeting at which a quorum of each class is present shall be required to remove the Manager for cause pursuant to Section 4.6.3. below;

3.5.5 Unless a record date for voting purposes has been fixed as provided in Section 3.11 of this Agreement, only Persons whose names are listed as Members on the records of the Company at the close of business on the business day immediately preceding the day on which notice of the meeting is given or, if such notice is waived, at the close of business on the business day immediately preceding the day on which the meeting of Members is held (except that the record date for Members entitled to give consent to action without a meeting shall be determined in accordance with Section 3.11) shall be entitled to receive notice of and to vote at such meeting, and such day shall be the record date for such meeting. Any Member entitled to vote on any matter may cast part of the votes in favor of the proposal and refrain from exercising the remaining votes or vote against the proposal (other than for election or removal of a Manager), but if the Member fails to specify the Interests such Member is voting affirmatively, it will be conclusively presumed that the Member's approving vote is with respect to all votes such Member is entitled to cast. Such vote may be a voice vote or by ballot; provided, however, that all votes for election or removal of a Manager must be by ballot upon demand made by a Member at any meeting at which such election or removal is to be considered and before the voting begins.

3.5.6 Without limiting the preceding provisions of this Section 3.5, no Person shall be entitled to exercise any voting rights as a Member until such Person (i) shall have been admitted as a Member pursuant to Section 9.4, and (ii) shall have paid the Capital Contribution of such Person in accordance with Section 6.1.

3.5.7 The Investor Classes as a whole shall have votes constituting a total of forty nine percent (49%) of the total voting interest in Company. Class B Membership as a whole shall have votes constituting a total of fifty one percent (51%) of the total voting interest in Company. Notwithstanding the above, the Investor Class shall only be entitled to vote on those matters explicitly stated in this Agreement. The Investor Class Members understand that their voting power is very limited.

Section 3.6 Place of Meetings. All meetings of the Members shall be held at any place within or without the State of Florida that may be designated by the Managers. In the absence of such designation, Members' meetings shall be held at the principal executive office of the Company.

Section 3.7 Meetings of Members. Meetings of the Members for the purpose of taking any action permitted to be taken by the Members may be called by any Manager, or by Members entitled to cast not less than seventy five percent (75%) of the votes at the meeting. Upon request in writing that a meeting of Members be called for any proper purpose, the Manager forthwith shall cause notice to be given to the Members entitled to vote that a meeting will be held at a time requested by the person or persons calling the meeting, not less than ten (10) nor more than sixty (60) days after receipt of the request. Except in special cases where other express provision is made by statute, written notice of such meetings shall be given to each Member entitled to vote not less than ten (10) nor more than sixty (60) days before the meeting. Such notices shall state: (a) The place, date and hour of the meeting; and (b) Those matters which the Managers, at the time of the mailing of the notice intend to present for action by the Members.

Section 3.8 Quorum. The presence at any meeting in person or by proxy of Members holding not less than a majority of the Membership Units of the class or classes entitled to vote at such meeting shall constitute a quorum for the transaction of business. The Members present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Members to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the votes required to constitute a quorum. Members attending meetings through conference or video call shall be entitled to vote and shall be counted as part of the quorum. A quorum shall mean a total aggregate voting power of more than 50% through actual presence, proxy, or otherwise.

Section 3.9 Waiver of Notice. The actions of any meeting of Members, however called and noticed, and wherever held, shall be as valid as if taken at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each person entitled to vote, not present in person or by proxy, signs a written waiver of notice or a consent to the holding of the meeting, or an approval of the minutes thereof. The waiver of notice, consent or approval need not specify either the business to be transacted or the purpose of any regular or special meeting of Members, except that if action is taken or proposed to be taken for approval of any of those matters specified in subsections 3.5.2 – 3.5.4, inclusive, of this Agreement, the waiver of notice, consent, or approval shall state the general nature of such proposal. All such waivers, consents, or approvals shall be filed with the Company's records and made a part of the minutes of the meeting. Attendance of a Member at a meeting shall also constitute a waiver of notice of and presence at such meeting, except when the Member objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened, and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be included in the notice but not so included, if such objection is expressly made at the meeting.

Section 3.10 Action by Members Without a Meeting. Managers may be elected or removed without a meeting by a consent in writing, setting forth the action so taken, signed by Members having not less than the minimum number of votes that would be necessary to elect or remove Managers in accordance with Section 4.6; in addition, a Manager may be elected at any time to fill a vacancy by a written consent signed by Class B Members having not less than the minimum number of votes that would be necessary to elect Managers in accordance with Section 4.6. Notice of such election shall be promptly given to non-consenting Members.

Any other action which, under any provision of the Act or the Articles of Organization or this Agreement, may be taken at a meeting of the Members, may be taken without a meeting, and without notice except as hereinafter set forth, if a consent in writing, setting forth the action so taken, is signed by Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. All such consents shall be filed with the secretary of the Company and shall be maintained in the Company's records. Unless the consents of all Members entitled to vote have been solicited in writing, then (i) notice of any proposed Member approval of any of the matters set forth in subsections 3.5.2 – 3.5.4, inclusive, without a meeting by less than unanimous written consent shall be given to those Members entitled to vote who have not consented in writing at least ten (10) days before the consummation of the action authorized by such approval, and (ii) prompt notice shall be given of the taking of any other action approved by Members without a meeting by less than unanimous written consent to those Members entitled to vote who have not consented in writing.

Any Member giving a written consent, the Member's proxyholders, or a personal representative of the Member or their respective proxyholders, may revoke the consent by a writing received by the secretary prior to the time that written consents of the number of votes required to authorize the proposed action have been filed with the secretary but may not do so thereafter. Such revocation is effective upon its receipt by the secretary or, if there shall be no person then holding such office, upon its receipt by any other officer or Manager of the Company.

Section 3.11 Record Date. The Manager or, if there be no Manager then in office, the Members may fix a time in the future as a record date for the determination of the Members entitled to notice of and to vote at any meeting of Members or entitled to give consent to action by the Company in writing without a meeting, to receive any report, to receive any dividend or distribution, or any allotment of rights, or to exercise rights with respect to any change, conversion or exchange of interests. The record date so fixed shall be not more than sixty (60) days nor less than ten (10) days prior to the date of any meeting, nor more than sixty (60) days prior to any other event for the purposes of which it is fixed. When a record date is so fixed, only Members of record at the close of business on that date are entitled to notice of and to vote at any such meeting, to give consent without a meeting, to receive any report, to receive a dividend, distribution, or allotment of rights, or to exercise the rights, as the case may be, notwithstanding any transfer of any interests on the books of the Company after the record date, except as otherwise provided by statute or in the Articles of Organization or this Agreement.

If the Manager or the Members, as the case may be, do not so fix a record date, then (i) the record date for determining Members entitled to notice of or to vote at a meeting of Members shall be at the close of business on the business day immediately preceding the day on which notice is given or, if notice is waived, at the close of business on the business day immediately preceding the day on which the meeting is held, and (ii) the record date for determining Members entitled to give consent to Company action in writing without a meeting shall be the day on which the first written consent is given.

Section 3.12 Members May Participate in Other Activities. Each Member of the Company, either individually or with others, shall have the right to participate in other business ventures of every kind, whether or not such other business ventures compete with the Company. No Member, acting in the capacity of a Member, shall be obligated to offer to the Company or to the other Members any opportunity to participate in any such other business venture. Based upon the foregoing, the Members acknowledge and agree that the Company may acquire property rights from its Members and/or affiliate entities, which Members and/or affiliate entities, to the extent they are licensed brokers, shall be entitled to receive commissions as are customary. Neither the Company nor the other Members shall have any right to any income or profit derived from any such other business venture of a Member or affiliate entity. Furthermore, Members acknowledge that Manager may serve in a managerial capacity or be a Member of companies or an affiliate of companies who may be viewed as competitors of Company. Such activity shall not be a violation of Manager's duties to Company.

Section 3.13 Members Are Not Agents. Pursuant to Section 4.1 of this Agreement, the management of the Company is vested in the Manager. The Members shall have no power to participate in the management of the Company except as expressly authorized by the Act, this Agreement, or the Articles of Organization. No Member, acting solely in the capacity of a Member, is an agent of the Company nor does any Member, unless expressly and duly authorized in writing to do so by the Manager, have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, to execute any instrument on its behalf or to render it liable for any purpose.

Section 3.14 Transactions of Members with the Company. Subject to any limitations set forth in this Agreement and with the prior approval of the Manager, a Member may lend money to and transact other business with the Company. Subject to other applicable law, such Member has the same rights and obligations with respect thereto as a Person who is not a Member.

ARTICLE 4

MANAGEMENT OF THE COMPANY

Section 4.1 Management and Operations. Subject to the provisions of the Act and any limitations in the Articles of Organization and this Agreement as to action required to be authorized or approved by the Members, the business and affairs of the Company shall be managed, and all its powers shall be exercised by or under the direction of one or more Managers.

4.1.1 Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the Manager shall have the following powers: (a) to conduct, manage, and control the business and affairs of the Company and to make such rules and regulations therefore not inconsistent with law or with the Articles of Organization or with this Agreement, as the Manager shall deem to be in the best interests of the Company; (b) to appoint and remove at pleasure the officers, agents, and employees of the Company, prescribe their duties and fix their compensation; (c) to borrow money and incur indebtedness for the purposes of the Company and to cause to be executed and delivered therefore, in the Company's name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations, or other evidences of debt and securities therefore; (d) to designate an executive and/or other committees to serve at the pleasure of the Manager, and to prescribe the manner in which proceedings of such committees shall be conducted; (e) to buy or sell real property and/or personal property of the Company's subsidiaries, arrange financing and enter into contracts; and (f) to make all other arrangements and do all things which are necessary or convenient to the conduct, promotion, or attainment of the business, purposes, or activities of the Company.

Section 4.2 Duties and Conflicts.
(a) The Manager shall devote such time to the Company's business as it, in its sole discretion, may deem to be necessary or desirable in connection with his responsibilities and duties hereunder. (b) The Manager shall not be liable to the Company or any Member for action or inaction taken in good faith for a purpose that was reasonably believed to be in the best interests of the Company; for losses due to such action or inaction; or for the negligence, dishonesty, or bad faith of any employee, broker, or other agent of the Company, provided that such employee, broker, or agent was selected, engaged, or retained with reasonable care. The Manager may consult with counsel and accountants on matters relating to the Company and shall be fully protected and justified in acting in accordance with the advice of counsel or accountants, provided that such counsel or accountants shall have been selected with reasonable care.

Notwithstanding any of the foregoing to the contrary, the provisions of this Section 4.2 shall not be construed so as to relieve (or attempt to relieve) any person of any liability incurred (a) as a result of recklessness or intentional wrongdoing, or (b) to the extent that such liability may not be waived, modified, or limited under applicable law.

Section 4.3 Agency Authority of Manager. If more than one Manager holds office, then any of them shall be authorized to sign checks, contracts and obligations on behalf of the Company. Any Manager, acting alone, is authorized to endorse checks, drafts, and other evidence of indebtedness made payable to the order of the Company, but only for the purpose of deposit into the Company's accounts. Manager has a manager; Manager's manager shall have authority to sign checks acting in a Manager capacity of Company.

Section 4.4 Limited Liability. Except as expressly set forth in this Agreement or required by law, no Manager shall be personally liable for any debt, obligation, or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Manager of the Company.

Section 4.5 Number and Qualifications of Managers. The authorized number of Managers that shall constitute the Managers shall be not less than one (1) nor more than three (3). Subject to the provisions of the Act and any limitations in the Articles of Organization, the authorized number of Managers may be changed from time to time upon the affirmative vote of Members holding not less than a majority of Membership Units. The exact number of Managers shall be fixed from time to time, within the limits specified in this Section 4.5, by the Managers then in office. The number of Managers comprising the Managers shall initially be one (1). A Manager may, but need not, be a Member of the Company.

Section 4.6 Vacancies; Resignations.
4.6.1 A vacancy shall be deemed to exist in case of the death, Bankruptcy, mental incompetence, resignation or removal of any Manager, if the authorized number of Managers be increased, or if the Members fail, at any meeting of the Members at which any Manager or Managers are to be elected, to elect the full authorized number of Managers to be voted for at that meeting.

4.6.2 Unless the Members shall have elected a Manager to fill a vacancy, vacancies (except for a vacancy created by the removal of a Manager) may be filled by a majority of the Managers then in office, whether or not less than a quorum, or by a sole remaining Manager, and each Manager so elected shall hold office until such Manager's successor is elected by the required vote at a meeting of the Members, or by written consent of Members holding not less than a majority of the total Membership Units. A vacancy created by the removal of a Manager may only be filled by the vote of Members holding not less than a majority of the Membership Units represented and voting at a duly held meeting at which a quorum is present (which Members voting affirmatively also constitute at least a majority of the required quorum), or by the written consent of Members holding not less than a majority of the total Membership Units pursuant to Section 3.10 of this Agreement.

4.6.3 The Class B Member, by a vote or written consent, may elect a Manager at any time to fill any vacancy or vacancies not filled by the other Managers. Class B Member has sole authority to appoint the Manager. The Investor Class does not have Manager appointment authority.

4.6.4 Any Manager may resign effective upon giving ten (10) days' written notice to the Members of the Company unless the notice specifies a later time for the effectiveness of such resignation. A majority of the other Managers then in office, or failing such action the Members, shall have power to elect a successor to take office when the resignation is to become effective.

Section 4.7 Initial Manager. The name of the initial Manager, to hold office from and after the date of this Agreement, is 3801 Mobile Hwy MGT LLC who may be an affiliate and/or manager of other ventures that may be deemed as competition with Company.

Section 4.8 Managers May Engage in Other Activities. Each Manager of the Company, either individually or with others, shall have the right to participate in other business ventures of every kind, whether or not such other business ventures compete with the Company. No Manager, acting in the capacity of a Manager, shall be obligated to offer to the Company or to the other Manager any opportunity to participate in any such other business venture. Neither the Company nor the other Manager shall have any right to any income or profit derived from any such other business venture of a Manager. Manager does not work in an exclusive capacity, nor right of first refusal or right of opportunity capacity. Manager's failure to bring additional opportunities to Company first shall not be a breach of Manager's duties.

Section 4.9 Transactions of Managers with the Company. Subject to any limitations set forth in this

Agreement and with the prior approval of a majority of disinterested Managers, or where there is only one Manager, a majority of the Membership Units, a Manager may lend money to and transact other business with the Company. Subject to other applicable law, such Manager has the same rights and obligations with respect thereto as a Person who is not a Member or Manager.

Section 4.10 Compensation of Manager. The Manager is allowed to be compensated but is not required to be compensated.

ARTICLE 5

INTERESTS

Section 5.1 Interests. The Membership Units of each Member in the Company shall be as set forth on a given Member's Subscription Agreement acceptance form and Company shall also keep a record of electronic or "book" membership unit certificates in Company's record.

Section 5.2 Capital Accounts. A Capital Account shall be maintained for each Member on the books of the Company. Each Member's Capital Account shall be credited with the amount of any capital contribution made by such Member pursuant to Sections 6.1 and 6.4, and shall be adjusted appropriately to take into account all items of income, gain, loss or deduction allocated to each Member and all distributions to each Member pursuant to Article 6 hereof. A single Capital Account shall be maintained for each Member (regardless of the class of Interests owned by such Member and regardless of the time or manner in which such Interests were acquired) in accordance with the capital accounting rules of Section 704(b) of the Code and the regulations thereunder (including without limitation Section 1.704-1(b)(2)(iv) of the Income Tax Regulations). In general, under such rules, a Member's Capital Account shall be:

(a) increased by (i) the amount of money contributed by the Member to the Company (including the amount of any Company liabilities that are assumed by such Member other than in connection with distribution of Company property), (ii) the fair market value of property contributed by the Member to the Company (net of liabilities secured by such contributed property that under Section 752 of the Code the Company is considered to assume or take subject to), and (iii) allocations to the Member of Company income and gain (or item thereof), including income and gain exempt from tax; and (b) decreased by (i) the amount of money distributed to the Member by the Company (including the amount of such Member's individual liabilities that are assumed by the Company other than in connection with contribution of property to the Company), (ii) the fair market value of property distributed to the Member by the Company (net of liabilities secured by such distributed property that under Section 752 of the Code such Member is considered to assume or take subject to), (iii) allocations to the Member of expenditures of the Company not deductible in computing its taxable income and not properly chargeable to capital account, and (iv) allocations to the Member of Company loss and deduction (or item thereof). (c) Where Section 704-1 of the Code applies to Company property or where Company property is revalued pursuant to paragraph (b)(2)(iv)(t) of Section 1.704-1 of the Income Tax Regulations, each Member's Capital Account shall be adjusted in accordance with paragraph (b)(2)(iv)(g) of Section 1.704-1 of the Income Tax Regulations as to allocations to the Members of depreciation, depletion, amortization and gain or loss, as computed for book purposes with respect to such property. (d) When Company property is distributed in kind (whether in connection with liquidation and dissolution or otherwise), the Capital Accounts of the Members shall first be adjusted to reflect the manner in which the unrealized income, gain, loss, and deduction inherent in such property (that has not been reflected in the Capital Account previously) would be allocated among the Members if there were a taxable disposition of such property for the fair market value of such property (taking into account Section 7701(g) of the Code) on the date of distribution. (e) The Manager shall direct the Company's accountants to make all necessary adjustments in each Member's Capital Account as required by the capital accounting rules of Section 704(b) of the Code and the regulations thereunder.

Section 5.3 Return of Capital. No Member shall be liable for the return of the capital contributions (or any portion thereof) of any other Member, it being expressly understood that any such return shall be made solely from the assets of the Company. No Member shall be entitled to withdraw any part of such Member's capital contributions or Capital Account, to receive interest on such Member's capital contributions or Capital Account or to receive any distributions from the Company, except as expressly provided for in this Agreement or under the Act as then in effect. No Member shall have the right to the return of any capital contributions except for scenarios explicitly stated here within.

Section 5.4 Liability. Except as otherwise provided by the Act or this Agreement, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member of the Company. Except as otherwise expressly required by law, a Member, in his capacity as such, shall have no liability in excess of (i) his share of any assets and undistributed profits of the Company, (ii) his obligations to make other payments expressly provided for in this Agreement (excluding the obligation to make capital contributions to the Company hereunder which shall be an obligation strictly among and enforceable by the Members, and no third party shall be a third-party beneficiary thereof), and (iii) the amount of any distributions wrongfully distributed to him.

ARTICLE 6
CAPITAL CONTRIBUTIONS AND LOANS
Section 6.1 Initial Capital Contributions. Each Member shall make the initial capital contributions to the Company (each, an "Initial Capital Contribution"), in accordance with the amounts set forth on the given Member's Subscription Agreement hereto. Upon the making of such contributions, such amounts shall be credited to the Members' respective Capital Accounts. Each Member understands and assumes the risk of investing in the Company and shall be without recourse, including against the Company's assets, should he lose his investment. The Manager shall have discretion as to the date at which the subscriptions for Investor Class Interests shall be closed.

Section 6.2 Non-Member Loans to the Company. The Company may obtain such further funds as it requires for its operations from sources and on terms which are acceptable to the Manager, subject to the restrictions herein contained. Neither the Company nor any Member shall have any personal liability as a result of any such borrowing unless any of the Members shall agree in writing to be personally liable.

Section 6.3 Member Loans to the Company. In the event that the Company shall require funds in order to carry out the purposes of the Company and such funds shall not be available from either prior capital contributions of the Members or the proceeds of a third-party loan to the Company, then with consent of the Manager and subject to the restrictions hereof, any Member may, but shall not be required to, loan to the Company such required funds. In the event such a loan is made, the same shall not be considered an increase in the Member's Capital Account or an increase in such Member's share of the profits. Each such loan shall be without recourse and shall be upon such terms as shall be agreed to by the lending Member and shall be evidenced by a promissory note duly executed by the Manager on behalf of the Company and delivered to the lending Member.

Section 6.4 Additional Capital Contributions.
6.4.1 No Member shall be obligated to contribute additional capital to the Company and no Member shall be permitted or authorized to make any additional Capital Contribution without the prior approval

of the Majority of the Membership and Manager.

Additional Capital Contributions may be necessary to accomplish the purposes and objectives of the Company. Capital Contributions may be made by the Members when determined necessary, from time to time, in the amounts and within the time determined by the Manager. Such additional Capital Contributions shall be payable in proportion to each Member's Capital Interest. If the current Members are unable or unwilling to meet the demand for Additional Capital Contributions, the Members acknowledge that new members may be added at the time additional capital is required. The Members acknowledge that their Membership Interests may change (including being diluted) from time to time as a result of adding Members to obtain additional Capital Contributions. However, this section is not for the benefit of any creditors of the Company. No creditor of the Company may obtain any right under this paragraph to make any claim that a Member is obligated to contribute capital to the Company for the purpose of satisfying the Company's creditors.

6.4.2 Additional Capital Contributions shall be updated in the Capital Account for each additional Capital Contribution at the time and in the amount that the contribution is made, and Exhibit 1 and the Member's book certificate in the Company record book shall be adjusted accordingly.

6.4.3 This section is not for the benefit of any creditors of the Company. No creditor of the Company may obtain any right under this paragraph to make any claim that a Member is obligated to contribute capital to the Company for the purpose of satisfying the Company's creditors.

ARTICLE 7
ALLOCATION OF PROFITS AND LOSSES; TAX AND ACCOUNTING MATTERS
Section 7.1 Allocations. Each Member's distributive share of income, gain, loss, deduction or credit (or items thereof) of the Company as shown on the annual federal income tax return prepared by the Company's accountants or as finally determined by the United States Internal Revenue Service or the courts, and as modified by the capital accounting rules of Section 704(b) of the Code and the Income Tax Regulations thereunder, as applicable, shall be determined as follows:

7.1.1 Allocations. Except as otherwise provided in this Section 7.1: items of income, gain, loss, deduction, or credit (or items thereof) shall be allocated among the Members in proportion to their Membership Units as set forth in Exhibit 1, subject to the Distribution Schedule contained in Exhibit 2, except that items of loss or deduction allocated to any Member pursuant to this Section 7.1 with respect to any taxable year shall not exceed the maximum amount of such items that can be so allocated without causing such Member to have a deficit balance in his or its Capital Account at the end of such year, computed in accordance with the rules of paragraph (b)(2)(ii)(d) of Section 1.704-1 of the Income Tax Regulations. Any such items of loss or deduction in excess of the limitation set forth in the preceding sentence shall be allocated as follows and in the following order of priority: (1) first, to those Members who would not be subject to such limitation, in proportion to their Membership Units, subject to the Distribution Schedule contained in Exhibit 1; and (2) second, any remaining amount to the Members in the manner required by the Code and Income Tax Regulations. Subject to the provisions of subsections 7.1.2 – 7.1.11, inclusive, of this Agreement, the items specified in this Section 7.1 shall be allocated to the Members as necessary to eliminate any deficit Capital Account balances and thereafter to bring the relationship among the Members' positive Capital Account balances in accord with their pro rata interests.

7.1.2 Allocations with Respect to Property. Solely for tax purposes, in determining each Member's allocable share of the taxable income or loss of the Company, depreciation, depletion, amortization, and gain or loss with respect to any contributed property, or with respect to revalued property where the Company's property is revalued pursuant to paragraph (b)(2)(iv)(f) of Section 1.704-1 of the Income Tax Regulations, shall be allocated to the Members in the manner (as to revaluations, in the same manner as) provided in Section 704(c) of the Code. The allocation shall take into account, to the full extent required or permitted by the Code, the difference between the adjusted basis of the property to the Member contributing it (or, with respect to property which has been revalued, the adjusted basis of the property to the Company) and the fair market value of the property determined by the Members at the time of its contribution or revaluation, as the case may be.

7.1.3 Minimum Gain Chargeback. Notwithstanding anything to the contrary in this Section 7.1, if there is a net decrease in Company Minimum Gain or Company Nonrecourse Debt Minimum Gain (as such terms are defined in Sections 1.704-2(b) and 1.704-2(i)(2) of the Income Tax Regulations, but substituting the term "Company" for the term "Partnership" as the context requires) during a Company taxable year, then each Member shall be allocated items of Company income and gain for such year (and, if necessary, for subsequent years) in the manner provided in Section 1.704-2 of the Income Tax Regulations. This provision is intended to be a "minimum gain chargeback" within the meaning of Sections 1.704-2(f) and 1.704-2(i)(4) of the Income Tax Regulations and shall be interpreted and implemented as therein provided.

7.1.4 Qualified Income Offset. Subject to the provisions of subsection 7.1.3, but otherwise notwithstanding anything to the contrary in this Section 7.1, if any Member's Capital Account has a deficit balance in excess of such Member's obligation to restore his or its Capital Account balance, computed in accordance with the rules of paragraph (b)(2)(ii)(d) of Section 1.704-1 of the Income Tax Regulations, then sufficient amounts of income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) shall be allocated to such Member in an amount and manner sufficient to eliminate such deficit as quickly as possible. This provision is intended to be a "qualified income offset" within the meaning of Section 1.704-1(b)(2)(ii)(d) of the Income Tax Regulations and shall be interpreted and implemented as therein provided.

7.1.5 Depreciation Recapture. Subject to the provisions of Section 1.704-1 of the Code and subsections 7.1.2 – 7.1.4, inclusive, of this Agreement, gain recognized (or deemed recognized under the provisions hereof) upon the sale or other disposition of Company property, which is subject to depreciation recapture, shall be allocated to the Member who was entitled to deduct such depreciation.

7.1.6 Loans. If and to the extent any Member is deemed to recognize income as a result of any loans pursuant to the rules of Sections 1272, 1273, 1274, 7872 or 482 of the Code, or any similar provision now or hereafter in effect, any corresponding resulting deduction of the Company shall be allocated to the Member who is charged with the income. Subject to the provisions of Section 1.704-1 of the Code and subsections 7.1.2 – 7.1.4, inclusive, of this Agreement, if and to the extent the Company is deemed to recognize income as a result of any loans pursuant to the rules of Sections 1272, 1273, 1274, 7872 or 482 of the Code, or any similar provision now or hereafter in effect, such income shall be allocated to the Member who is entitled to any corresponding resulting deduction.

7.1.7 Tax Credits Tax credits shall generally be allocated according to Section 1.704-1(b)(4)(ii) of the Income Tax Regulations or as otherwise provided by law. Investment tax credits with respect to any property shall be allocated to the Members pro rata in accordance with the manner in which Company profits are allocated to the Members under subsection 7.1.1 hereof, as of the time such property is placed in service. Recapture of any investment tax credit required by Section 47 of the Code shall be allocated to the Members in the same proportion in which such investment tax credit was allocated.

7.1.8 Change of Pro Rata Interests. Except as provided in subsections 7.1.6 and 7.1.7 hereof or as otherwise required by law, if the proportionate interests of the Members of the Company are changed during any taxable year, all items to be allocated to the Members for such entire taxable year shall be prorated on the basis of the portion of such taxable year which precedes each such change and the portion of such taxable year on and after each such change according to the number of days in each such portion, and the items so allocated for each such portion shall be allocated to the Members in the manner in which such items are allocated as provided in Section 7.1.1 during each such portion of the taxable year in question.

7.1.9 Effect of Special Allocations on Subsequent Allocations. Any special allocation of income or gain pursuant to subsections 7.1.3 or 7.1.4 hereof shall be taken into account in computing subsequent allocations of income and gain pursuant to this Section 7.1 so that the net amount of all such allocations to each Member shall, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this Section 7.1 if such special allocations of income or gain under subsection 7.1.3 or 7.1.4 hereof had not occurred.

7.1.10 Nonrecourse and Recourse Debt. Items of deduction and loss attributable to Member nonrecourse debt within the meaning of Section 1.7042(b)(4) of the Income Tax Regulations shall be allocated to the Members bearing the economic risk of loss with respect to such debt in accordance with Section 1704-2(i)(l) of the Income Tax Regulations. Items of deduction and loss attributable to recourse liabilities of the Company, within the meaning of Section 1.752-2 of the Income Tax Regulations, shall be allocated among the Members in accordance with the ratio in which the Members share the economic risk of loss for such liabilities.

7.1.11 State and Local Items. Items of income, gain, loss, deduction, credit, and tax preference for state and local income tax purposes shall be allocated to and among the Members in a manner consistent with the allocation of such items for federal income tax purposes in accordance with the foregoing provisions of this Section 7.1.

Section 7.2 Accounting Matters. The Manager shall cause to be maintained complete books and records accurately reflecting the accounts, business, and transactions of the Company on a calendar-year basis and using such cash, accrual, or hybrid method of accounting as in the judgment of the Manager is most appropriate; provided, however, that books and records with respect to the Company's Capital Accounts and allocations of income, gain, loss, deduction, or credit (or item thereof) shall be kept under U.S. federal income tax accounting principles as applied to partnerships.

Section 7.3 Fiscal Year. The Company's fiscal year shall begin on Jan 1 to Dec 31. The Manager may at any time elect a different fiscal year if permitted by the Code and applicable regulations of the United States Treasury.

Section 7.4 Tax Status and Returns.
7.4.1 The Company shall file as a partnership for Federal income tax purposes. Any provision hereof to the contrary notwithstanding, solely for United States federal income tax purposes, each of the Members hereby recognizes that the Company may be subject to the provisions of Subchapter K of Chapter 1 of Subtitle A of the Code; provided, however, the filing of U.S. Partnership Returns of Income shall not be construed to extend the purposes of the Company or expand the obligations or liabilities of the Members.

7.4.2 The Manager shall prepare or cause to be prepared all tax returns and statements, if any, that must be filed on behalf of the Company with any taxing authority and shall make timely filing thereof. Within a reasonable time as long as the time period does not cause Company to owe penalties or late fees for filing, the Manager shall prepare or cause to be prepared and delivered to each Member a report setting forth in reasonable detail the information with respect to the Company during such calendar year reasonably required to enable each Member to prepare his or its federal, state, and local income tax returns in accordance with applicable law then prevailing. Regardless of the timing, Manager shall not prepare taxes later than 30 days after the end of the second quarter after the end of a given tax year unless advisable to do so at the direction of Company's accountant or CPA. Manager shall use good faith to abide by this timeline, but Members understand that due to the numerosity of accounting items, the complexity of Company's bookkeeping, and numerous other variables that Company nor Manager can predict nor control, this information may be delivered on a schedule that is delayed from above. Manager shall not be in breach of its duty if such delays occurred due to reasonable causes.

7.4.3 Unless otherwise provided by the Code or the Income Tax Regulations thereunder, the Manager or one of its individual representatives shall be the "Tax Matters Partner." The specific individual shall be voted upon by the Managers, of which the meeting minutes of the appointment shall be held in the Company records. The Tax Matters Partner need not be a Member of Company, but must be an owner, agent, heir, manager, or have a similar relationship with Company Manager or a Member. The Manager shall make all decisions for the Company relating to tax matters including, without limitation, whether to make any tax elections (including the election under Section 754 of the Code), the positions to be taken on the Company's tax returns and the settlement, and further contest or litigation of any audit matters raised by the Internal Revenue Service or any other taxing authority. The Tax Matters Member shall be the "Tax Matters Partner" for U.S. federal income tax purposes.

ARTICLE 8

DISTRIBUTIONS
Section 8.1 Distributions.
8.1.1 Subject to the reasonably anticipated business needs and opportunities of the Company, taking into account all debts, liabilities, and obligations of the Company then due, working capital, and other amounts which the Manager deems necessary for the Company's business or to place into reserves for customary and usual claims with respect to such business, and subject also to any restrictions under applicable law (including, without limitation, any obligation to withhold and remit any amounts to any governmental authority), the Manager may resolve to distribute the distributable cash, as determined by Company Manager's sole discretion, of the Company to the Members on a quarterly basis in proportion to their Members' Membership Units as set forth in Exhibit 1, subject to the Distribution Schedule contained in Exhibit 2.

8.1.2. The Manager does not anticipate making distributions until 12 months after the close of the Offering. This is solely an estimate. Distributions may come sooner, may come later, and because there is risk involved, may never come.

8.1.3. Without limiting the generality of subsection 8.1.1, if and to the extent that the Company is earning income which will result in the Members being subject to income tax on their distributive share of the Company's income, minimum distributions shall be made to the Members in such amounts and at such times (but no later than 45 days past the end of the second quarter preceding the given tax year, unless advisable from Company accountant or CPA) as shall be sufficient to enable the Members to meet United States income tax liability arising or incurred as a result of their participation in the Company. For the purposes of such distributions, it shall be assumed that the Members are taxable at combined U.S. federal individual, state and local rates of forty percent (40%). Any such distribution shall be made on a nondiscriminatory basis to all Members pro rata in accordance with their respective Membership Units, subject to the Distribution Schedule contained in Exhibit 2. It is specifically recognized that in making a forty percent (40%) assumption regarding tax distributions, some Members may receive a distribution that is in excess of their actual tax liabilities, and some Members may receive a distribution that is less.

Section 8.2 Form of Distributions.
8.2.1 No Member, regardless of the nature of the Member's Capital Contribution, has any right to demand and receive any distribution from the Company in any form other than money. No Member may be compelled to accept from the Company a distribution of any asset in kind. There may be no distributions ever made to Members at all.

8.2.2 Without limiting the generality of subsection 8.2.1, the Managers may, with the consent of the Member receiving the distribution, distribute specific property or assets of the Company to one or more Members.

Section 8.3 Restriction on Distributions.
8.3.1 No distribution shall be made if, after giving effect to the distribution: (a) The Company would not be able to pay its debts as they become due in the usual course of business; or (b) The Company's total assets would be less than the sum of its total liabilities plus, unless this Agreement provides otherwise, the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights of other Members, if any, upon dissolution that are superior to the rights of the Member receiving the distribution.

8.3.2 The Managers may base a determination that a distribution is not prohibited on any of the following: (a) financial statements prepared on the basis of generally accepted accounting principles; (b) A fair valuation; or (c) Any other method that is reasonable in the circumstances. The effect of a distribution is to be measured as of the date the distribution is authorized if the payment is to occur within one hundred twenty (120) days after the date of authorization, or the date payment is made if it is to occur more than one hundred twenty (120) days after the date of authorization.

Section 8.4 Return of Distributions. Members and Assignees who receive distributions made in violation of the Act or this Agreement shall return such distributions to the Company. Except for those distributions made in violation of the Act or this Agreement, no Member or Assignee shall be obligated to return any distribution to the Company or pay the amount of any distribution for the account of the Company or to any creditor of the Company. The amount of any distribution returned to the Company by a Member or Assignee or paid by a Member or Assignee for the account of the Company or to a creditor of the Company shall be added to the account or accounts from which it was subtracted when it was distributed to the Member or Assignee.

Section 8.5 Withholding from Distributions. To the extent that the Company is required by law to withhold or to make tax or other payments on behalf of or with respect to any Member, the Company may withhold such amounts from any distribution and make such payments as so required. For purposes of this Agreement, any such payments or withholdings shall be treated as a distribution to the Member on behalf of whom the withholding or payment was made. Members are aware of the income tax consequences of the Allocations made by this Agreement an agree to be bound by the provisions in reporting their share of Company income and loss for income tax purposes.

Section 8.6 754 Election. In the event of a distribution of property to a Member, the death of an individual Member, or a transfer of any interest in the Company permitted under the Act or this Agreement, the Company may, in the discretion of the Manager upon the written request of the transferor or transferee, file a timely election under Section 754 of the Code and the Income Tax

Regulations thereunder to adjust the basis of the Company's assets under Section 734(b) or 743(b) of the Code and a corresponding election under the applicable provisions of state and local law, and the person making such request shall pay all costs incurred by the Company in connection therewith, including reasonable attorneys' and accountants' fees.

ARTICLE 9

TRANSFER OF COMPANY INTERESTS

Section 9.1 No Transfer. No Member, shareholder (direct or indirect) of a corporate Member, partner (whether general or limited) of a Member which is a partnership (general or limited), member of a Member which is a limited liability company or owner of all or any portion of any other entity which is a Member or which has a beneficial interest, either direct or indirect, in a Member, may sell, assign, transfer, give, hypothecate, or otherwise encumber (any such sale, assignment, transfer, gift, hypothecation or encumbrance being hereinafter referred to as a "Transfer"), directly or indirectly, or by operation of law or otherwise, any interest in the Company or in such corporation, partnership, or other entity (each an "Intermediary"), except as hereinafter set forth in this Article 9 or otherwise with the consent of the Manager. Any Transfer of any interest in the Company or an Intermediary in contravention of this Article 9 shall be null and void. No Member, without the prior written consent of the Manager (other than the retiring or withdrawing Member), shall retire or withdraw from the Company, except as a result of such Member's death, disability, insanity, incompetency, or the final adjudication of such Member as a Bankrupt.

Section 9.2 Permitted Transfers.

Any Member may, from time to time and in its sole discretion, transfer its Interest, in whole or in part, as follows:

9.2.1 Immediate Family and Family Trusts: (i) any affiliate of that Member so long as that Member owns 51% or more of that affiliate of Member, or (ii) a living or revocable trust for the benefit of the Member or such Member's Immediate Family (as hereinafter defined) (a "Family Trust") so long as the transferring Member is the sole trustee of such Family Trust. As used in this Article 9, the term "Immediate Family" shall mean any spouse, parents, children, including those adopted, siblings, and direct descendants and spouses of any of the foregoing, of an individual that is a Member or that controls a Member. Any transferee referred to in the clause above shall become a Member of the Company. In the event that (i) a Member Transfers its Interest, pursuant to this Section 9.2, to a limited liability company controlled by such Member or to a Family Trust, and (ii) at any time thereafter, such Member ceases to control the transferee limited liability company, or such Member ceases to be the sole trustee of the transferee Family Trust (each, a "Triggering Event"), the Company shall have the option to purchase such transferee's Interest for the fair market value of such Interest determined as of the date of the Triggering Event. The Company shall provide written notice to the transferee of its election to exercise its option to purchase the Interest within sixty (60) days after the Triggering Event, on which date such option shall expire. The fair market value of the Interest shall be determined by calculating two (2) times earnings before interest, taxes and amortization ("EBITA") for the past twelve (12) months.

9.2.2 Other Current Members in Good Standing: a Member may transfer all or a portion of its Membership to another current Member of Company in good standing.

9.2.3 To Company: a Member may transfer all or a portion of its Membership to Company. This shall not be read as a Member having a right to have its Units purchased by Company, nor as a duty by Company to purchase. Furthermore, Company is permitted to redeem and purchase Units from some Members but not all Members. Further, Company is permitted to purchase different quantities of Units from different Members and even at different prices per Unit.

Section 9.3 Succession by Operation of Law or Will.
9.3.1 In the event of the death or incapacity of an individual Member or in the event of the merger, consolidation, dissolution, or liquidation of any Member not an individual, all of such Member's rights hereunder, including such Member's Interest, shall, subject to the remaining provisions of this Article 9, pass to such Member's personal representative, heir or distribute, in the case of an individual Member, or to such Member's legal successor, in the case of any Member not an individual. Upon and contemporaneously with any such transfer of a Member's Interest by operation of law, the Company shall purchase from the transferee of such Interest, and the transferee shall sell to the Company for a purchase price of $1 for each Unit of the Interest transferred, all rights and interests of the transferee in the Company, other than the right to its share of the Company's distributions and allocations, including such transferee's right, if any, to vote and participate in the management of the Company, except those rights that cannot be waived by an assignee of an economic interest in the Company pursuant to the Act. Essentially, with Succession by operation of law, the Successor Member shall only have profit participation and shall have none of the already limited voting and control rights in Company, unless explicitly required through the same order requiring succession. This provision shall also apply to any transfers due to a Member's change in marital status by order of law or transfers due to community property.

9.3.2 If a Member who is an individual dies or is adjudged by a court of competent jurisdiction to be incompetent to manage the Member's person or property, the Member's executor, administrator, guardian, conservator, or other legal representative may exercise all of the Member's rights for the purpose of settling the Member's estate or administering the Member's property. If a Member is a corporation, limited liability company, partnership, trust, or other entity and is dissolved or terminated, the powers of that Member may be exercised by its legal representative or successor. If the Company has only one Member who is a natural person, and the sole Member dies, then the Member's Membership Interest shall be Transferred to such Member's estate or heirs as a Membership Interest and not as a Transferable Interest.

Section 9.4 New Members.
9.4.1 Manager is authorized to conduct additional offerings for the sale of additional Membership Units to current Members as well as the sale of Membership Units to New Members. New Members shall become Members on the closing date for a given offering, assuming they have met all additional requirements and were approved as Members in Manager's sole discretion.

9.4.2 Notwithstanding Section 9.2 hereof, no person or entity, not then a Member, shall become a Member hereunder under any of the provisions hereof unless such person or entity shall expressly assume and agree to be bound by all of the terms and conditions of this Agreement. Each such person or entity shall also cause to be delivered to the Company, at his or its sole cost and expense, a favorable opinion of legal counsel reasonably acceptable to the Manager, to the effect that (a) the contemplated Transfer of such Company Interest to such person or entity does not violate any applicable securities law, (b) that such person or entity has the legal right, power, and capacity to own the Interest, and (c) that the contemplated Transfer will not cause a termination of the Company within the meaning of Section 708 of the Code or that such termination would not have material adverse tax consequences for the non-transferring Members. Such person shall also deliver such documentation to Company necessary to evince such person's agreement to the terms of this Agreement and any other governing documents of Company or documents that all other Members have executed in furtherance of Company's endeavors. All reasonable costs and expenses incurred by the Company in connection with any Transfer of an Interest and, if applicable, the admission of a person or entity as a Member hereunder, shall be paid by the transferor. Upon compliance with all provisions hereof applicable to such person or entity becoming a Member, all other Members agree to execute and deliver such amendments hereto as are necessary to constitute such person or entity a Member of the Company.

Section 9.5 Rights of New Members. Notwithstanding anything to the contrary in this Agreement, (a) a transferee of a Member's Interest in the Company pursuant to a Transfer under this Article 9 (other than pursuant to Section 9.2 hereof) shall be admitted to the Company as a Member with respect to that Member's Interest only with the written consent of the Manager, it being understood that the giving or withholding of such consent shall be within the sole and absolute discretion of the Manager, (b) until and unless that transferee is admitted as a Member, the transferee shall be entitled to its share of the Company's distributions and allocations but shall not have any other rights or privileges of a Member, except as otherwise required by this Agreement or the Act, and (c) until and unless that transferee is admitted as a Member, the transferor shall not cease to be a Member of the Company and shall continue to be a Member until such time as the transferee is admitted as a Member under this Agreement.

Section 9.6 Mandatory Sale; Mandatory Purchase; Acquisition.
9.6.1 In the event that a Majority Interest elects to accept an offer from an unrelated third-party purchaser to purchase all of the outstanding Membership Units, then the Majority Interest shall give written notice to the other Members setting forth the purchase price, the payment terms, and all other terms and conditions of such sale. All Members shall then sell all of their Membership Units to the same purchaser, for the same purchase price for each Unit in the same Class, including the same type and percentage of noncash consideration, if any, and on the same terms and conditions as the Membership Units sold by the Majority Interest.

9.6.2 In the event that a Majority Interest elects to accept an offer from one or more third party purchasers to purchase some or all of the Membership Units owned by the Majority Interest in one transaction or a series of related transactions, such that the Membership Units being purchased represents at least a majority of the outstanding Membership Units, the Majority Interest shall promptly give a Selling Member's Notice to each other Member. Each other Member shall have fifteen (15) days from receipt of the Selling Member's Notice to notify the Majority Interest that the Member requires that the purchaser purchase from the Member the same percentage of the Member's Membership Units as are being purchased from the Majority Interest for the same purchase price Unit for a given Class, including the same type and percentage of noncash consideration, if any, and on the same terms and conditions as the Membership Units sold by the Majority Interest.

9.6.3 In the event that the Company accepts an offer from an unrelated third party to purchase substantially all of the Company's operating assets, or to consummate a merger or other form of reorganization with the Company where the Company is not the surviving entity, and if a Majority Interest approves of such sale, merger, or reorganization, then all Members shall vote their Membership Units in approval of such transaction and no Member shall exercise any dissenter's rights, provided that, in the event of a merger or reorganization, all Members receive the same purchase price, including the same type and percentage of noncash consideration, if any, and on the same terms and conditions as the Membership Units tendered by the Majority Interest.

9.6.4 In the event that a Member breaches any warranty or covenant in Company governing documents, lies about its suitability to be a Member, or any other reasonable matter that may subject Company to liability or change Company's regulatory compliance, including but not limited to the SEC, Company rescind that violating Member's Membership.

9.6.5 In the event that a Member makes a transaction in violation of law, applicable regulatory requirements, Section 9, or this Operating Agreement, Company has the ability to rescind, cancel, and otherwise terminate that transaction.

9.6.5 All of these transfers in Section 9.6 are permissible transactions according to Company governing documents.

Section 9.7 Legal and Regulatory Compliance on Transfers
Notwithstanding any of the above, no transfer of Membership Units shall be permissible if such transfer is in violation of any applicable laws and/or regulatory compliance. Specifically, but in no way limiting, all transfers must comply with all SEC regulations, such as SEC Rule 144.

Section 9.8 Charging Order.
Pursuant to Florida Statutes Title XXXVI Chapter 605 Section 0503, a charging order is the exclusive remedy by which a person seeking to enforce a judgment against the Member, may satisfy the judgment. Other remedies, including foreclosures on the Member's Membership Interest and a court order for directions, accounts, and inquiries that the judgment debtor might have made, are not available to the judgment creditor attempting to satisfy a judgment against the Member. In the event a Membership Interest is subject to a charging order:

1. The Company shall not dissolve;
2. The assignee of any Member's interest (the "Creditor Assignee") shall only obtain an assignment of the membership interest, not the actual transfer of membership in the Company;
3. The Creditor Assignee shall have none of the rights of the Member and shall in no event have the right to interfere in the management or the administration of the affairs
of the Company or to act as a Member of the Company. The Creditor Assignee shall have only the right to receive distributions, profits and losses attributable to the Member's Membership Interest in the Company.
4. The Creditor Assignee shall receive the federal and all relevant state Forms K-1 and report all income and loss on his income tax returns each year in accordance with Rev. Rul. 77-137, 1977-1 C.B. 178.
5. The Manager may terminate a Member's Membership Interest, or any portion thereof, if the Member's Membership Interest, or any portion thereof, becomes subject to a charging order.

Section 9.9 Relinquishment of Units Due to Company 1031 Exchange
Company may elect, at the time of sale of an asset, to have the Company exchange a real property asset for another real property asset, in compliance with the section 1031 of the Code, in which case recognition of the gain on the sale of a real property may be deferred.

If this action is approved but there are individual Members who do not want to participate in the exchange, they will have the option of relinquishing their Membership Interests in the Company and taking a Cash Distribution after the purchase of the replacement property has been consummated, to be determined at the time of the sale, in the same fashion as Distributions described in Article 4.2 of this Agreement.

Manager has sole discretion in electing to transact a 1031 exchange if Company's actions are eligible.

Section 9.11 Revocation of Membership Due to Not Meeting Minimum Raise
If Company does not meet its Minimum Total Raise by Company's closing date of its offering, Company will provide a refund to Prospective Investors or Members. Upon such receipt, if a Prospective Investor

was admitted as a Member of Company, that Membership will be revoked. Company has the unilateral right, authority, and possible legal duty to revoke Memberships in the event of Company's lack of meeting its Minimum Total Raise.

ARTICLE 10

BOOKS AND RECORDS; RESERVES

Section 10.1 On reasonable notice, a Member may inspect and copy during regular business hours, at a reasonable location specified by the Company, any record maintained by the Company regarding the Company's activities, financial condition, and other circumstances, to the extent the information is material to the Member's rights and duties under the operating agreement or this chapter.

Section 10.2. The Company shall furnish to each Member: (a) On demand, any information concerning the Company's activities, financial condition, and other circumstances which the Company knows and is material to the proper exercise of the Member's rights and duties under the operating agreement or this chapter, except to the extent the Company can establish that it reasonably believes the Member already knows the information; (b) On demand, any other information concerning the Company's activities, financial condition, and other circumstances, except to the extent the demand or information demanded is unreasonable or otherwise improper under the circumstances.

Section 10.3 During regular business hours and at a reasonable location specified by the company, a Member may obtain from the company and inspect and copy full information regarding the activities, financial condition, and other circumstances of the company as is just and reasonable if: (a) The Member seeks the information for a purpose material to the Member's interest as a Member; (b) The Member makes a demand in a record received by the company, describing with reasonable particularity the information sought and the purpose for seeking the information; and (c) The information sought is directly connected to the Member's purpose.

Section 10.4 Reserves. The Manager shall establish Reserves by deducting from income such amounts as it shall deem advisable.

Section 10.5 Filings. The Manager, at the Company's expense, shall cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities. The Manager, at the Company's expense, shall also cause to be prepared and timely filed, with appropriate federal and state regulatory and administrative bodies, amendments to or restatements of, the Articles of Organization and all reports required to be filed by the Company with those entities under the Act or other then-current applicable laws, rules and regulations. If a Manager required by the Act to execute or file any document fails, after demand, to do so within a reasonable period of time or refuses to do so, any other Manager or Member may prepare, execute, and file that document with the Division of Corporations.

Section 10.6 Bank Accounts. The Manager shall maintain the funds of the Company in one or more separate bank accounts in the name of the Company and shall not permit the funds of the Company to be commingled in any fashion with the funds of any other Person.

ARTICLE 11

TERMINATION

Section 11.1 Dissolution. Subject to the provisions of the Act or the Articles of Organization, the Company shall be dissolved, and its affairs wound up upon the first to occur of the following, each a Dissolution Event:

(a) At the time specified in the Articles of Organization, or upon the expiration of the term specified in Section 2.6 of this Agreement; (b) Upon the sale of all or substantially all of the assets of the Company and the receipt of all consideration therefor; (c) The unanimous vote of the Members; or (d) The entry of a decree of judicial dissolution.

Section 11.2 Termination. In all cases of dissolution of the Company, the Members shall wind up the business of the Company and terminate the Company as promptly as practicable thereafter. The business of the Company shall be wound up and the Company terminated after each of the following shall be accomplished: (a) The Manager, by consulting with the Company's accountant(s), shall cause to be prepared a statement setting forth the assets and liabilities of the Company as of the date of dissolution, a copy of which statement shall be furnished to all of the Members. (b) The property and assets of the Company shall be liquidated by the Manager as promptly as possible, but in an orderly, businesslike, and commercially reasonable manner. (c) Any gain or loss realized by the Company upon the sale of its property and assets shall be allocated to the Members in the manner set forth in Article 7 hereof. (d) The proceeds of sale and all other assets of the Company shall be applied and distributed as follows and in the following order of priority: (i) To creditors of the Company including Members of the Company to the extent otherwise permitted by law in satisfaction of (1) the debts and liabilities of the Company whether by payment or the making of reasonable provisions for payment thereof and (2) the expenses of liquidation. (ii) To the setting up of any reserves which the Manager shall determine to be reasonably necessary for contingent, conditional, or unmatured liabilities or obligations of the Company or the Members arising out of or in connection with the Company. Such reserves may, in the discretion of the Manager, be paid over to a bank, selected by the Manager and authorized to conduct business as an escrow agent, to be held by such bank as escrow agent for the purposes of disbursing such reserves to satisfy the liabilities and obligations described above, and at the expiration of such period as the Manager may reasonably deem advisable, distributing any remaining balance as provided in clause (iii) below; provided, however, that, to the extent that it shall have been necessary, by reason of applicable law or regulation, to create any reserves prior to any distribution that would otherwise have been made under this subsection (d) and, by reason thereof, a distribution under clause (i) hereof has not been made, then any balance remaining shall first be distributed pursuant to clause (i) hereof. (iii) To all the Members in the proportion of their respective positive Capital Accounts, as those accounts are determined after all adjustments to such accounts for the taxable year of the Company during which the liquidation occurs as are required by this Agreement and Income Tax Regulations § 1.704-I(b), such adjustments to be made within the time specified in such Income Tax Regulations. (iv) To the Members in accordance with the Distribution Schedule contained in Exhibit 2. (v) To the Members in proportion to their Membership Units as set forth in Exhibit 1. (e) The Manager is hereby irrevocably appointed as having power of attorney in the name, place, and stead of each of the Members, such appointment being coupled with an interest, to make, execute, sign, acknowledge, and file with respect to the Company all papers which shall be necessary or desirable to effect the dissolution and termination of the Company in accordance with the provisions of this Article and the Act. Without limiting the foregoing, the Manager shall, upon the completion of the winding up of the Company, file an appropriate certificate of cancellation of the Articles as required by the Act. Notwithstanding the foregoing, each Member, upon the request of the Manager, shall promptly execute, acknowledge and deliver all such documents, certificates and other instruments as the Manager shall reasonably request to effectuate the proper dissolution and termination of the Company, including the winding up of the business of the Company.

ARTICLE 12

INDEMNIFICATION AND INSURANCE

Section 12.1 Indemnification: Proceeding Other than by Company. The Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, except an action by or in the right of the Company, by reason of the fact that he or she is or was a Manager, Member, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a Manager, Member, shareholder, director, officer, partner, trustee, employee, or agent of any other Person, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit, or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company, and that, with respect to any criminal action or proceeding, he or she had reasonable cause to believe that his or her conduct was unlawful.

Section 12.2 Indemnification: Proceeding by Company. The Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he or she is or was a Manager, Member, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a Manager, Member, shareholder, director, officer, partner, trustee, employee, or agent of any other person, joint venture, trust, or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company. Indemnification may not be made for any claim, issue, or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the Company or for amounts paid in settlement to the Company, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 12.3 Mandatory Indemnification. To the extent that a Manager, Member, officer, employee, or agent of the Company has been successful on the merits or otherwise in defense of any action, suit, or proceeding described in Sections 12.1 and 12.2, or in defense of any claim, issue, or matter therein, he or she must be indemnified by the Company against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense.

Section 12.4 Authorization of Indemnification. Any indemnification under Sections 12.1 and 12.2, unless ordered by a court or advanced pursuant to Section 12.5, may be made by the Company only as authorized in the specific case upon a determination that indemnification of the Manager, Member, officer, employee, or agent is proper in the circumstances. The determination must be made in a written opinion by independent legal counsel selected by the Manager.

Section 12.5 Mandatory Advancement of Expenses. The expenses of Managers, Members and officers incurred in defending a civil or criminal action, suit, or proceeding must be paid by the Company as they are incurred and in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the Manager, Member, or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Company. The provisions of this Section 12.5 do not affect any rights to advancement of expenses to which personnel of the Company other than Managers, Members, or officers may be entitled under any contract or otherwise.

Section 12.6 Effect and Continuation. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to Sections 12.1 – 12.5, inclusive do not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the Articles of Organization or this Agreement, or otherwise, for either an action in his or her official capacity or an action in another capacity while holding his or her office, except that indemnification, unless ordered by a court pursuant to Section 12.2 or for the advancement of expenses made pursuant to Section 12.5, may not be made to or on behalf of any Member, Manager, or officer if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud ,or a knowing violation of the law and was material to the cause of action; and continues for a person who has ceased to be a Member, Manager, officer, employee, or agent and inures to the benefit of his or her heirs, executors, and administrators.

Section 12.7 Notice of Indemnification and Advancement. Any indemnification of, or advancement of expenses to, a Manager, Member, officer, employee, or agent of the Company in accordance with this Article 12, if arising out of a proceeding by or on behalf of the Company, shall be reported in writing to the Members.

Section 12.8 Repeal or Modification. Any repeal or modification of this Article 12 by the parties hereto shall not adversely affect any right of a Manager, Member, officer, employee, or agent of the Company existing hereunder at the time of such repeal or modification.

ARTICLE 13
INVESTMENT REPRESENTATIONS; PRIVATE OFFERING EXEMPTION

Each Member, by his or its execution of this Agreement, hereby represents and warrants to, and agrees with, the Manager, the other Members, and the Company as follows:

Section 13.1 Investment Intent. Such Member is acquiring the interest for investment purposes for its own account only and not with a view to or for sale in connection with any distribution of all or any part of the Interest.

Section 13.2 Economic Risk. Such Member is financially able to bear the economic risk of his or its investment in the Company, including the total loss thereof.

Section 13.3 No Registration of Units. Such Member acknowledges that the Interests have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or qualified under any state securities law or under the laws of any other jurisdiction, in reliance, in part, on such Member's representations, warranties, and agreements herein. The Company is relying on the Federal Exemption under Regulation CF as promulgated by the Securities and Exchange Commission.

Section 13.4 No Obligation to Register. Such Member represents, warrants and agrees that the Company and the Managers are under no obligation to register or qualify the interests under the Securities Act or under any state securities law or under the laws of any other jurisdiction, or to assist such Member in complying with any exemption from registration and qualification.

Section 13.5 No Disposition in Violation of Law. Without limiting the representations set forth above, and without limiting Article 9 of this Agreement, such Member will not make any disposition of all or any part of the Interests which will result in the violation by such Member or by the Company of the Securities Act or any other applicable securities laws. Without limiting the foregoing, each Member agrees not to make any disposition of all or any part of the Interests unless and until:

13.5.1 there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement and any applicable requirements of state securities laws; or

13.5.2 such Member has notified the Company of the proposed disposition and has furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Managers, such Member has furnished the Company with a written opinion of legal counsel, reasonably satisfactory to the Company, that such disposition will not require registration of any securities under the Securities Act or the consent of or a permit from appropriate authorities under any applicable state securities law or under the laws of any other jurisdiction.

Section 13.6 Financial Estimates and Projections. Members understand that all projections and financial or other materials which it may have been furnished are not based on historical operating results, because no reliable results exist, and are based only upon estimates and assumptions which are subject to future conditions and events which are unpredictable and which may not be relied upon in making an investment decision.

ARTICLE 14
DEFAULTS AND REMEDIES
Section 14.1 Defaults. If a Member materially defaults in the performance of his or its obligations under this Agreement, and such default is not cured within ten (10) business days after written notice of such default is given by a Manager to the defaulting Member for a default that can be cured by the payment of money, or within thirty (30) calendar days after written notice of such default is given by a Manager to the defaulting Member for any other default, then the non-defaulting Members shall have the rights and remedies described in Section 14.2 hereunder in respect of the default.

Section 14.2 Remedies. If a Member fails to perform his or its obligations under this Agreement, the Company and the non-defaulting Members shall have the right, in addition to all other rights and remedies provided herein, on behalf of himself or itself, the Company or the Members, to bring the matter to arbitration pursuant to Section 15.8. The award of the arbitrator in such a proceeding may include, without limitation, an order for specific performance by the defaulting Member of his or its obligations under this Agreement, or an award for damages for payment of sums due to the Company or to a Member.

ARTICLE 15
MISCELLANEOUS
Section 15.1 Entire Agreement. This Agreement, and the exhibits hereto, constitute the entire agreement among the Members with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, representations, and understandings of the parties. No party hereto shall be liable or bound to the other in any manner by any warranties, representations, or covenants with respect to the subject matter hereof except as specifically set forth herein. Exhibits 1 & 2, as well as Company's Subscription Booklet, as may be amended, are expressly incorporated by reference. Members are not permitted to view another Member's Subscription Booklet and Subscription Agreement by virtue of that person being a Member. In other words, individual Subscription Booklets and Subscription Agreements shall not be considered records kept in Company's ordinary course, and thus are not books and records subject to Member review, solely based upon the status of being a Member.

Section 15.2 Further Assurances. Each Member agrees to execute, acknowledge, deliver, file, record, and publish such further certificates, amendments to certificates, instruments, exhibits, and documents, and do all such other acts and things as may be required by law, or as may be required to carry out the intent and purposes of this Agreement. Failure to execute any reasonably required documents may prevent an individual or entity from becoming a Member, or may diminish the benefits in Member's interest.

Section 15.3 Amendments.
15.3.1 This Agreement may be materially amended only by the affirmative vote, in a writing duly executed, of a Majority of the Members.

15.3.2 The Articles of Organization may only be amended by the affirmative vote of all the Managers.

Section 15.4 No Waiver. No consent or waiver, express or implied, by the Company or a Member to or of any breach or default by any Member in the performance by such Member of his or its obligations under this Agreement shall constitute a consent to or waiver of any similar breach or default by that or any other Member. Failure by the Company or a Member to complain of any act or omission to act by any Member, or to declare such Member in default, irrespective of how long such failure continues, shall not constitute a waiver by the Company or such Member of his or its rights under this Agreement.

Section 15.5 Third Parties. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided herein.

Section 15.6 Severability. If one or more provisions of this Agreement are held by a proper court to be unenforceable under applicable law, portions of such provisions, or such provisions in their entirety, to the extent necessary and permitted by law, shall be severed here from, and the balance of this Agreement shall be enforceable in accordance with its terms.

Section 15.7 Governing Law. This Agreement shall be governed by and construed under the substantive laws of the State of Florida. The prevailing party of a dispute that arises in relation to this Agreement shall be entitled to reasonable attorney fees and costs.

Section 15.8 Dispute Resolution. In the event of any dispute or disagreement between the parties hereto as to the interpretation of any provision of this Agreement (or the performance of obligations hereunder), the matter, upon written request of either party, shall be referred to representatives of the parties for decision. The representatives shall promptly meet in a good faith effort to resolve the dispute. If the representatives do not agree upon a decision within thirty (30) calendar days after reference of the matter to them, any controversy, dispute or claim arising out of or relating in any way to this Agreement or the transactions arising hereunder shall be settled exclusively by arbitration in Florida, unless a different location is agreed upon by the parties. Such arbitration shall be administered by JAMS in accordance with its then prevailing expedited rules, by one independent and impartial arbitrator selected in accordance with such rules. The arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. § 1 et seq. The fees and expenses of JAMS and the arbitrator shall be shared equally by the parties to the dispute and advanced by them from time to time as required; provided that at the conclusion of the arbitration, the arbitrator shall award costs and expenses (including the costs of the arbitration previously advanced and the reasonable fees and expenses of attorneys, accountants, and other experts) to the prevailing party. No pre-arbitration discovery shall be permitted, except that the arbitrator shall have the power in his sole discretion, on application by any party, to order pre-arbitration examination solely of those witnesses and documents that any other party intends to introduce in its case-in-chief at the arbitration hearing. The parties shall instruct the arbitrator to render his award within thirty (30) calendar days following the conclusion of the arbitration hearing. The arbitrator shall not be empowered to award to any party any damages of the type not permitted to be recovered under this Agreement in connection with any dispute between or among the parties arising out of or relating in any way to this Agreement or the transactions arising hereunder, and each party hereby irrevocably waives any right to recover such damages. Notwithstanding anything to the contrary provided in this Section 15.7 and without prejudice to the above procedures, either party may apply to any court of competent jurisdiction for temporary injunctive or other provisional judicial relief if such action is necessary to avoid irreparable damage or to preserve the status quo until such time as the arbitrator is selected and available to hear such party's request for temporary relief. The award rendered by the arbitrator shall be final and not subject to judicial review and judgment thereon may be entered in any court of competent jurisdiction. The decision of the arbitrator shall be in writing and shall set forth findings of fact and conclusions of law.

Section 15.9 Notices. Unless otherwise provided in this Agreement, any notice or other communication herein required or permitted to be given shall be in writing and shall be given by electronic communication, hand delivery, registered or certified mail, with proper postage prepaid, return receipt requested, or courier service regularly providing proof of delivery, addressed to the party hereto as provided as follows:

15.9.1 all communications intended for the Company shall be sent to its principal executive office to the attention of its president; and

15.9.2 all communications intended for a Member shall be sent to the address of such Member set forth in Exhibit 1 to this Agreement, or such other address as such Member shall have provided to the Company for such purpose by notice served in accordance with this Section 15.9. All notices shall be sent as aforesaid or at any other address of which any of the foregoing shall have notified the others in any manner prescribed in this Section 15.9. For all purposes of this Agreement, a notice or communication will be deemed effective: (a) if delivered by hand or sent by courier, on the day it is delivered unless that day is not a day upon which commercial banks are open for business in the city specified (a "Local Business Day") in the address for notice provided by the recipient, or if delivered after the close of business on a Local Business Day, then on the next succeeding Local Business Day; (b) if sent by facsimile transmission or electronic mail, on the date transmitted, provided oral or written confirmation of receipt is obtained by the sender, unless the transmission and confirmation date is not a Local Business Day, in which case on the next succeeding Local Business Day; (c) if sent by registered or certified mail, on the tenth (10th) Local Business Day after the date of mailing.

Section 15.10 Titles and Subtitles. The titles of the sections and paragraphs of this Agreement are for convenience only and are not to be considered in construing this
Agreement.

Section 15.11 Currency. Unless otherwise specified, all currency amounts in this Agreement refer to the lawful currency of the United States of America.

Section 15.12 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and facsimile signatures shall be deemed originals.

Section 15.13 Preparation of Agreement. This Agreement has been prepared by a law firm hired solely as counsel for Company ONLY, and: i. The Members have been admonished that a conflict of interest may exist among the Members' individual interests; and ii. The Members have been admonished to seek the advice of independent counsel; and iii. The Members have been represented by independent counsel or have had the opportunity to seek such representation and have chosen not to on their own volition, at their own peril; and iv. Company's counsel has not given any advice or made any specific representations to the Members with respect to the tax or legal consequences of this agreement other than Members should seek their business, legal, and tax advice and should have answers to all and any questions before investing or becoming a Member; and vi. The Members have been represented by independent counsel or have had the opportunity to seek such representation with respect to the tax and legal consequences of this Agreement, and have received such independent counsel, or have chosen not to use such representation.

///SIGNATURES ON FOLLOWING PAGE///

IN WITNESS WHEREOF, the Company's Manager and Members hereby execute this First Amended and Restated Operating Agreement as of the July 10, 2023.

A Member's signature the Subscription Agreement, shall be treated as if that Member signed this Operating Agreement.

EXECUTION BY EXECUTIVE TEAM

_____   _____

3801 Mobile Hwy MGT LLC, Manager of Pensacola Ventures LLC

By its Managing Member:

Noah Hoffman

3801 Mobile Hwy MGT LLC, Manager of Pensacola Ventures LLC

By its Member:

Munif Saza

///END OF DOCUMENT///

Pensacola Ventures LLC
Operating Agreement Exhibits
A-   Exhibit 1:
Capital Contributions
B-   Exhibit 2:
Distribution Schedule

(Format of actual exhibits may vary slightly solely for administrative/clerical purposes)

///EXHIBITS ON FOLLOWING PAGES///

EXHIBIT 1
CAPITAL CONTRIBUTIONS AND MEMBERSHIP UNITS AS OF MAY 1, 2023
PENSACOLA VENTURES LLC
A FLORIDA LIMITED LIABILITY COMPANY

*Members will be provided with an updated Capital Account for all Member Numbers once the Raise closes.

Member Number	Capital Contribution	Number of Units	Class of Units

Company executes this Exhibit 1 below in acknowledgment and attestation to the accuracy of the Capital Contributions as of the date above.

_____

3801 Mobile Hwy MGT LLC, Manager of Pensacola Ventures LLC

By its Managing Member:

Noah Hoffman

<center>///END OF EXHIBIT 1///</center>

EXHIBIT 2
DISTRIBUTION SCHEDULE

PENSACOLA VENTURES LLC

A FLORIDA LIMITED LIABILITY COMPANY

Distributions for Investor Classes: Class A
Investor Class Member will receive 100% of their initial invested capital before Management Class participates in Distributions. Once/if Company provides a 100% return of the initial invested capital, if Distribution funds remain, as determined solely by Manager, the Investor Class as a whole will receive a prorated share of Seventy Percent (70%) of remaining Distributions.

Distributions for Management Class: Class B
Once/if Company provides a 100% return of the initial invested capital to Investor Class Members, if Distribution funds remain for that year, the Management Class will receive a prorated share of Thirty Percent (30%) of remaining Distributions.

THIS DISTRIBUTION SCHEDULE IS ON THE ASSUMPTION THAT COMPANY IS PROFITABLE AND POSSESSES MONIES TO DISTRIBUTE TO MEMBERS. THIS DISTRIBUTION SCHEDULE SHALL NOT BE CONSTRUED AS A GUARANTEE OF ANY DISTRIBUTIONS NOR ANY AMOUNT OF DISTRIBUTIONS. A SCENARIO COULD ARISE TO WHERE THERE ARE NO DISTRIBUTIONS MADE BY COMPANY. THIS IS NOT A GUARANTEE OF ANY KIND WHATSOEVER. COMPANY IS NOT REQUIRED TO MAKE DISTRIBUTIONS AND COMPANY MAY HAVE NO PROFITS TO DISTRIBUTE. MANAGERS ARE NOT REQUIRED TO MAKE DISTRIBUTIONS EVEN IF COMPANY IS PROFITABLE AND POSSESSES THE FUNDS TO DO SO.

///END OF EXHIBIT 2///